FORM 6-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of August 2006

Goldcorp Inc.
(Translation of registrant’s name into English)

Suite 1560, 200 Burrard Street
Vancouver, British Columbia V6C 3L6 Canada
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☐           Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐           No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC.
By:	/s/ Anna M. Tudela
	Name:	Anna M. Tudela
	Title:	Director, Legal and Assistant Corporate Secretary

Date:   August 10, 2006

Second Quarter Report — 2006
(in United States dollars, tabular amounts in thousands, except where noted — Unaudited)
Management’s Discussion and Analysis
of Financial Condition and Results of Operations
Three and Six Months Ended June 30, 2006
This Management’s Discussion and Analysis should be read in conjunction with Goldcorp’s unaudited interim consolidated financial statements for the three and six months ended June 30, 2006, and related notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles. In addition, the following should be read in conjunction with the 2005 audited consolidated financial statements, the related annual Management’s Discussion and Analysis, and Annual Information Form/40-F on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities. This Management’s Discussion and Analysis contains “forward-looking” statements that are subject to risk factors set out in the cautionary note contained herein. This Management’s Discussion and Analysis has been prepared as of August 10, 2006.
SECOND QUARTER HIGHLIGHTS
•	Net earnings nearly doubled to $190.4 million ($0.50 per share), compared with $98.0 million ($0.30 per share) in 2005. Adjusted for certain non-cash items (1), net earnings amounted to $136.9 million ($0.36 per share) for the quarter.

•	Operating cash flows increased 46% to $240.1 million ($0.63 per share), compared with $163.9 million ($0.50 per share) in 2005.

•	On May 12, 2006, Goldcorp closed on the agreement with Barrick Gold Corporation (“Barrick”) to acquire Placer Dome Inc’s (“Placer Dome’s”) Canadian operations and other assets for cash of approximately $1.6 billion. These operations are included in Goldcorp’s operating results for the period from May 12, 2006 to June 30, 2006.

•	Gold production increased 35% to 378,500 ounces, compared with 281,000 ounces in 2005.

•	Gold sales were 398,700 ounces, compared with 267,400 ounces in 2005, excluding second quarter 2005 gold sales of 275,700 ounces of gold bullion inventory.

•	Total cash costs were minus $123 per ounce (net of by-product copper and silver credits) (2005: $52 per ounce) (2) .

•	Dividends paid during the quarter of $17.4 million.

•	On June 9, 2006, Goldcorp closed on the early warrant exercise transaction. Proceeds received during the quarter were approximately $455 million, which were subsequently used to repay credit facilities drawn down to fund the acquisition of Placer Dome assets.

(1)	Non-cash items include $61 million related to the dilution gain realized on the Silver Wheaton C$200 million public offering to non-controlling interests and $7.6 million, net of tax, non-hedge derivative loss.

(2)	The Company has included a non-GAAP performance measure, total cash cost per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning prescribed by GAAP, and is a non-GAAP measure. The Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.
goldcorp     |  1

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in thousands, except where noted — Unaudited)
OVERVIEW
Goldcorp is a leading gold producer engaged in gold mining and related activities including exploration, extraction, processing and reclamation. The Company’s assets are comprised of the Red Lake, Porcupine (51% interest) and Musselwhite (68% interest) gold mines in Canada, the Alumbrera gold/copper mine (37.5% interest) in Argentina, the Luismin gold/silver mines in Mexico, the Amapari gold mine in Brazil, the La Coipa gold/silver mine (50% interest) in Chile, the Peak gold mine in Australia and the Wharf gold mine in the United States. Significant development projects include the expansion of the existing Red Lake mine, the Los Filos gold project in Mexico, the Éléonore gold project in Canada, and the Pueblo Viejo (40% interest) in the Dominican Republic. Goldcorp also owns a 57% interest in Silver Wheaton Corp. (“Silver Wheaton”), a publicly traded silver mining company.
Goldcorp is listed on the New York Stock Exchange (symbol: GG) and the Toronto Stock Exchange (symbol: G). In addition, the Company has share purchase warrants which trade on the Toronto Stock Exchange and on the New York Stock Exchange.
Goldcorp’s strategy is to provide its shareholders with superior returns from high quality assets. Goldcorp has a strong and liquid balance sheet, and has not hedged or sold forward any of its future gold production.
Goldcorp is one of the world’s lowest cost and fastest growing multi-million ounce gold producers with operations throughout the Americas and Australia. Gold production in 2006 is expected to approximate 1.8 million ounces on an annualized basis, at a total cash cost of less than $100 per ounce. In the second half of 2006, production is expected to be 950,000 ounces.
ACQUISITION OF CERTAIN PLACER DOME MINING ASSETS
On October 30, 2005, Goldcorp entered into an agreement with Barrick to acquire certain of Placer Dome’s Canadian and other mining assets and interests upon Barrick’s successful acquisition of Placer Dome. On March 15, 2006, Barrick acquired 100% of the outstanding shares of Placer Dome for approximately $10 billion in shares and cash. On May 12, 2006, Goldcorp completed the agreement with Barrick for cash of approximately $1.6 billion. The acquisition was funded with a $250 million advance payment paid in January 2006 from cash on hand. The remainder was paid upon closing by drawing down on credit facilities in the amount of $1.3 billion and cash on hand. On June 9, 2006, Goldcorp closed on the early warrant exercise transaction. Proceeds received during the quarter were approximately $455 million, which were subsequently used to repay credit facilities drawn down to fund the acquisition of Placer Dome assets. Goldcorp has acquired interests in the Campbell (100%), Porcupine (51%) and Musselwhite (68%) gold mines in Canada, and the La Coipa (50%) gold/silver mine in Chile. Goldcorp also acquired a 40% interest in the Pueblo Viejo gold development project in the Dominican Republic, together with Placer Dome’s interest in its Canadian exploration properties, including the Mount Milligan copper/gold deposit in British Columbia. On July 24, 2006, Goldcorp completed the previously announced sale of Mount Milligan and certain other Canadian exploration interests to Terrane Metals Corp. (“Terrane”, formerly Atlas Cromwell Ltd.) for 240 million convertible preferred shares of Terrane at a deemed price of C$0.50 per share. The preferred shares are convertible into common shares of Terrane at the option of Goldcorp at any time without any further consideration. On an as-converted basis, Goldcorp would own an approximate 81% equity interest in Terrane’s issued and outstanding shares and an approximate 75% on a fully diluted basis.
Upon Barrick gaining control of Placer Dome on January 19, 2006, Goldcorp initiated its integration plan which includes the combination of the Red Lake and Campbell complexes. The integration process of the Placer Dome mines is well underway which will allow the Company to maximize on synergies and create significant shareholder value.
This business combination has been accounted for as a purchase transaction, with Goldcorp being identified as the acquirer. The results of operations of the acquired assets are included in the consolidated financial statements of Goldcorp from the date of acquisition, May 12, 2006.
The purchase consideration has been allocated on a preliminary basis to the fair value of assets acquired and liabilities assumed, with goodwill assigned to a specific reporting unit, based on management’s best estimates and taking into account all available information at the time these interim consolidated financial statements were
2  |     goldcorp

Second Quarter Report — 2006
(in United States dollars, tabular amounts in thousands, except where noted — Unaudited)
prepared. Goldcorp will continue to review information and perform further analysis with respect to each of the Placer Dome assets, including an independent valuation, prior to finalizing the allocation of the purchase price. This process will be performed in accordance with the recent accounting pronouncement relating to “Mining Assets – Impairment and Business Combination” (Emerging Issue Committee Abstract 152). Although the results of this review are presently unknown, it is anticipated that it may result in a change to the amount assigned to goodwill and a change to the value attributable to tangible assets.
ACQUISITION OF VIRGINIA GOLD MINES
In December 2005, the Company announced that it had entered into an agreement with Virginia Gold Mines Inc. (“Virginia”) to acquire Virginia’s Éléonore gold project in Quebec, Canada pursuant to a plan of arrangement involving Virginia. Under the agreement, shareholders of Virginia received 0.4 of a Goldcorp common share and 0.5 of a share in a new public exploration company (“New Virginia”) for each issued and outstanding Virginia share. On March 31, 2006, Goldcorp completed the acquisition of Virginia and retained the Éléonore gold project. New Virginia holds all other assets of Virginia, including net working capital, cash received prior to closing on the exercise of Virginia options and warrants, its non-Éléonore assets and a sliding scale 2% net smelter return royalty on the Éléonore project. On March 31, 2006, Goldcorp issued 19.3 million common shares, and warrants, pursuant to the transaction valued at total consideration of $406 million.
ACQUISITION OF WHEATON RIVER MINERALS LTD.
In December 2004, Goldcorp and Wheaton announced a take-over bid by Goldcorp for Wheaton on the basis of one Goldcorp share for every four Wheaton shares. On February 14, 2005, the minimum two-thirds bid requirement under the terms of the Goldcorp offer was satisfied. With conditions met, a special $0.50 per share cash dividend, totaling approximately $95 million, was paid to existing Goldcorp shareholders. Goldcorp included, with the exception of net earnings, 100% of Wheaton’s operating results from February 14 to April 15, 2005. Net earnings for this period include 82% of Wheaton’s operating results. On April 15, 2005, Goldcorp acquired the remaining 18% of Wheaton. A non-controlling interest was assigned to the 18% interest in Wheaton that Goldcorp did not own from February 14 to April 15, 2005 upon which date this non-controlling interest was eliminated. Total consideration amounted to $2,235 million, including acquisition costs, satisfied by the issuance of 143.8 million Goldcorp shares.
goldcorp     |  3

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in thousands, except where noted — Unaudited)
SUMMARIZED FINANCIAL RESULTS

	Three Months Ended
	June 30		March 31		December 31		September 30
	2006	2005	2006	2005	2005	2004	2005	2004
	(note 1)			(note 2)
Revenues	$491,500	$301,600	$286,300	$122,800	$268,300	$51,800	$203,700	$50,400
Gold produced (ounces)	378,500	281,000	295,100	275,400	296,200	166,300	283,700	163,800
Gold sold (ounces)	398,700	543,100	288,400	217,500	307,300	113,800	276,700	112,800
Average realized gold price (per ounce)	$620	$432	$560	$430	$492	$432	$444	$399
Average London spot gold price (per ounce)	$627	$427	$554	$427	$484	$434	$440	$401
Earnings from operations	$225,300	$162,400	$143,900	$53,700	$116,000	$20,100	$87,000	$22,800
Net earnings	$190,400	$98,000	$92,400	$29,500	$101,700	$14,900	$56,500	$9,900
Earnings per share
Basic	$0.50	$0.30	$0.27	$0.12	$0.30	$0.08	$0.17	$0.05
Diluted	$0.49	$0.28	$0.24	$0.11	$0.27	$0.08	$0.15	$0.05
Cash flow from operating activities	$240,100	$163,900	$74,400	$80,200	$136,900	$22,400	$84,800	$22,300
Total cash costs * (per gold ounce) (note 3)	$(123)	$52	$(88)	$94	$(73)	$127	$9	$121
Dividends paid	$17,400	$15,200	$15,300	$105,300	$15,300	$8,500	$15,200	$8,500
Cash and cash equivalents	$264,600	$420,800	$169,600	$339,000	$562,200	$333,400	$420,900	$315,600
Total assets	$6,969,500	$3,756,000	$5,054,900	$3,309,200	$4,066,000	$701,500	$3,839,200	$648,900

(1)	Includes operating results of the acquired Placer Dome assets from May 12, 2006, the date of the acquisition, to June 30, 2006.

(2)	Includes, with the exception of net earnings, 100% of Wheaton’s operating results from February 15, 2005, the date of acquisition, to March 31, 2005. Net earnings include 82% of Wheaton’s operating results from February 15, 2005 to April 15, 2005 and 100% from April 16, 2005 onwards.

(3)	The calculation of total cash costs per ounce of gold for Peak and Alumbrera is net of by-product copper sales revenue, Luismin is net of by-product silver sales revenue of $3.90 per silver ounce sold to Silver Wheaton and La Coipa is net of by-product silver sales revenue at spot rates.

*	Non-GAAP measure
Review of Financial Results:
Goldcorp was transformed during February, 2005 by the acquisition of Wheaton, which resulted in a substantial increase in revenues, gold production and gold sales, earnings, cash flows and assets. Also, as a result of the acquisition of certain Placer Dome operations, effective May 12, 2006, Goldcorp further increased revenues, gold production and gold sales, earnings, cash flows and assets. The second quarter 2006 financial results increased compared to the corresponding period from the prior year as a result of the acquisition of Placer Dome operations, combined with the higher realized metal prices and lower cash costs.
During the second quarter of 2005 Goldcorp discontinued the Company’s previous policy of holding back from sale approximately one third of mine gold production. The gold bullion on hand at March 31, 2005 of 275,700 ounces was sold in the second quarter of 2005.
4  |     goldcorp

Second Quarter Report — 2006
(in United States dollars, tabular amounts in thousands, except where noted — Unaudited)
RESULTS OF OPERATIONS

					Average
			Gold		realized gold	Earnings	Total cash
For the three months ended			produced	Gold sold	price	(loss) from	costs
June 30, 2006 and 2005		Revenues	(ounces)	(ounces)	(per ounce)	operations	(per ounce)
Red Lake (note 1)	2006	$93,800	143,700	150,100	$623	$53,500	$180
	2005	177,000	142,800	408,500	33	129,200	81
Porcupine (note 1)	2006	15,300	23,500	25,300	610	3,400	344
	2005	—	—	—	—	—	—
Musselwhite (note 1)	2006	15,100	21,700	24,400	617	1,900	361
	2005	—	—	—	—	—	—
Alumbrera (note 2)	2006	230,000	68,500	74,000	608	143,500	(1,661)
	2005	65,600	48,900	47,700	422	26,300	(442)
Luismin (note 3)	2006	44,100	53,600	54,900	629	13,300	109
	2005	25,600	41,800	44,000	427	3,300	115
Peak (note 4)	2006	22,900	25,500	26,300	631	7,100	193
	2005	12,300	31,100	27,200	442	2,100	246
Amapari	2006	12,300	18,900	19,700	630	(6,700)	572
	2005	—	—	—	—	—	—
La Coipa (notes 1, 5)	2006	10,400	7,600	9,200	612	(1,500)	197
	2005	—	—	—	—	—	—
Wharf	2006	9,700	15,500	14,800	618	1,800	343
	2005	7,000	16,400	15,700	429	600	291
Silver Wheaton	2006	47,400	—	—	—	24,400	—
	2005	19,200	—	—	—	6,600	—
Corporate and Eliminations (note 1)	2006	(9,500)	—	—	—	(15,400)	—
	2005	(5,100)	—	—	—	(5,700)	—
Total	2006	$491,500	378,500	398,700	$620	$225,300	$(123)
	2005	301,600	281,000	543,100	432	162,400	52

(1)	Includes operating results of the acquired Placer Dome assets from May 12, 2006, the date of acquisition, to June 30, 2006.

(2)	Includes Goldcorp’s 37.5% share of the results of Alumbrera. The calculation of total cash costs per ounce of gold for Alumbrera is net of by-product copper sales revenue.

(3)	All Luismin silver is sold to Silver Wheaton at a price of $3.90 per ounce. The calculation of total cash costs per ounce of gold is net of by-product silver sales revenue.

(4)	The calculation of total cash costs per ounce of gold at Peak is net of by-product copper sales revenue.

(5)	Includes Goldcorp’s 50% share of the results of La Coipa from May 12, 2006. The calculation of total cash costs per ounce of gold for La Coipa is net of by-product silver sales revenue from May 12, 2006 to June 30, 2006.
goldcorp     |  5

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in thousands, except where noted — Unaudited)

					Average
			Gold		realized gold	Earnings	Total cash
For the six months ended			produced	Gold sold	price	(loss) from	costs
June 30, 2006 and 2005		Revenues	(ounces)	(ounces)	(per ounce)	operations	(per ounce)
Red Lake (note 1)	2006	$161,200	265,000	270,800	$594	$97,800	$157
	2005	232,900	341,300	535,900	432	168,300	81
Porcupine (note 1)	2006	15,300	23,500	25,300	610	3,400	344
	2005	—	—	—	—	—	—
Musselwhite (note 1)	2006	15,100	21,700	24,400	617	1,900	361
	2005	—	—	—	—	—	—
Alumbrera (notes 2, 3)	2006	354,900	130,800	125,500	595	221,900	(1,517)
	2005	86,800	72,600	62,900	429	35,300	(431)
Luismin (notes 2, 4)	2006	78,300	101,400	101,400	595	22,300	113
	2005	39,400	62,200	67,300	428	6,700	103
Peak (notes 2, 5)	2006	45,500	58,900	61,600	589	14,200	192
	2005	20,400	46,200	44,500	435	3,800	256
Amapari	2006	24,900	39,300	42,300	590	(9,700)	514
	2005	—	—	—	—	—	—
La Coipa (notes 1, 6)	2006	10,400	7,600	9,200	612	(1,500)	197
	2005	—	—	—	—	—	—
Wharf	2006	17,000	25,400	26,600	592	3,800	331
	2005	22,000	34,100	50,000	430	2,700	284
Silver Wheaton (note 2)	2006	73,100	—	—	—	35,700	—
	2005	30,100	—	—	—	10,500	—
Corporate and Eliminations (notes 1, 2)	2006	(18,000)	—	—	—	(20,500)	—
	2005	(7,100)	—	—	—	(11,200)	—
Total	2006	$777,700	673,600	687,100	$595	$369,300	$(108)
	2005	424,500	556,400	760,600	431	216,100	64

(1)	Includes operating results of the acquired Placer Dome assets from May 12, 2006, the date of acquisition, to June 30, 2006.

(2)	Includes 100% of Wheaton operating results for the period subsequent to February 14, 2005, the date of acquisition.

(3)	Includes Goldcorp’s 37.5% share of the results of Alumbrera. The calculation of total cash costs per ounce of gold for Alumbrera is net of by-product copper sales revenue.

(4)	All Luismin silver is sold to Silver Wheaton at a price of $3.90 per ounce. The calculation of total cash costs per ounce of gold is net of by-product silver sales revenue.

(5)	The calculation of total cash costs per ounce of gold at Peak is net of by-product copper sales revenue.

(6)	Includes Goldcorp’s 50% share of the results of La Coipa since May 12, 2006. The calculation of total cash costs per ounce of gold for La Coipa is a co-product cash costs.
6  |     goldcorp

Second Quarter Report — 2006
(in United States dollars, tabular amounts in thousands, except where noted — Unaudited)
OPERATIONAL REVIEW
Red Lake

	Three Months Ended
	June 30	June 30	Mar 31	Dec 31	Sep 30	June 30
Operating Data (note 2)	2006	2006	2006	2005	2005	2005
	(six weeks)	(full quarter)
	(note 1)
Tonnes of ore milled	137,100	191,900	184,700	173,800	159,000	165,600
Average mill head grade (grams/tonne)	34	29	29	32	36	40
Average recovery rate (%)	96%	97%	97%	97%	97%	97%
Gold produced (ounces)	143,700	167,600	170,100	170,600	197,000	200,000
Gold sold (ounces)	150,100	172,400	168,900	180,000	187,900	473,700
Average realized gold price (per ounce)	$623	$625	$560	$489	$445	$433
Total cash costs (per ounce)	$180	$183	$181	$193	$154	$107

Financial Data

Revenues	$93,800	$107,800	$94,600	$88,100	$83,700	$205,000
Earnings from operations	$53,500	$52,100	$36,700	$39,600	$33,300	$123,000

(1)	Campbell mine operations are included in Goldcorp’s operating results for the period subsequent to May 12, 2006, the date of acquisition of a number of Placer Dome assets. The six week column includes 100% Red Lake mine results for the quarter plus Campbell mine results from May 12, 2006 through to June 30, 2006.

(2)	Operating results for all comparative purpose have been combined for presentation purposes for the previously separate Red Lake and Campbell mines. The combined mines will be presented as one mine going forward.
The Red Lake mines produced 167,600 ounces of gold for the quarter consisting of 114,600 ounces from the Red Lake mine and 53,000 ounces from the Campbell mine. The production level reflects lower ore grades at Red Lake and re-alignment of the overall mining plan and sequence. This was done in order to allow significant new development at depth in support of the shaft and to accommodate the integration of the Red Lake and Campbell operations. The Canadian dollar was approximately 11% stronger relative to the United States dollar, compared to the second quarter of 2005, which negatively impacted total cash costs per ounce. All these factors resulted in combined cash costs of $180 per ounce in the second quarter of 2006. Previously, the Company had adopted a policy of holding back from sale approximately one-third of mine production. This practice was discontinued effective April 1, 2005 and the gold bullion on hand (275,700 ounces) at that date was sold during the second quarter of 2005.
The expansion project progressed well during the quarter as development work required to connect the new shaft to the existing mine moved ahead. The shaft sinking was successfully deepened by 109 metres during the quarter, bringing the depth to 1,672 metres as at June 30, 2006. The sink rate was above expectations. The expanded mill is expected to be ready for operation in mid-2007 and the expansion project including the shaft is on track for completion in late 2007.
Integration activities continued at Red Lake during the second quarter, including implementing synergies, modifying the organizational structure, optimizing the existing work forces, reviewing the short and long-term mine plans and advancing underground development. Work also continued on completing a physical surface road connection and establishing a combined IT and communications connection between the two mines. Priority development is being driven from each mine to establish an underground connection between the two mines (for the first time), located at the 34 and 36 levels.
goldcorp     |  7

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in thousands, except where noted — Unaudited)
Porcupine (Goldcorp’s interest 51%)

	Three Months Ended
	June 30		Mar 31	Dec 31	Sep 30	June 30
Operating Data (note 1)	2006	June 30 2006	2006	2005	2005	2005
	(six weeks)	(full quarter)
Tonnes of ore milled	304,900	554,700	508,500	543,200	526,700	557,700
Average mill head grade (grams/tonne)	2.59	2.57	2.17	2.77	2.82	3.12
Average recovery rate (%)	94%	90%	90%	92%	93%	94%
Gold produced (ounces)	23,500	41,300	31,400	42,000	40,300	53,600
Gold sold (ounces)	25,300	42,000	33,400	39,500	47,500	48,700
Average realized gold price (per ounce)	$610	$616	$554	$486	$440	$429
Total cash costs (per ounce)	$344	$361	$434	$348	$340	$232

Financial Data

Revenues	$15,300	$26,000	$18,500	$19,200	$20,900	$20,900
Earnings from operations	$3,400	$4,400	$(800)	$(7,400)	$(1,100)	$3,400

(1)	Porcupine’s operations are included in Goldcorp’s operating results for the period subsequent to May 12, 2006, the date of acquisition of a number of Placer Dome assets. Other prior period results are shown for comparative purpose only.
Gold production in second quarter 2006 improved by 32% over the first quarter as result of more selective mining at the Pamour open pit and the ramp up of production from the Dome underground operation. Gold production during the second quarter of 2006 at the Porcupine Joint Venture was 24% lower than 2005 figures due to the transition from the higher grade Dome open pit to the Pamour open pit late in 2005. Budgeted grades from the Pamour were initially negatively impacted by higher than expected mining dilution and local grade variability, although grades improved slightly in the second quarter.
Second quarter 2006 cash costs per ounce improved 17% over first quarter 2006 due to higher production and a lower cost of sales. Cash costs per ounce in comparison to prior year increased due to higher commodity and energy costs as the operation processed a similar number of tonnes compared to the second quarter of 2005, though at lower grades. The increase was also impacted by an 11% increase in value of the Canadian dollar against the United States dollar quarter-over-quarter. Overburden stripping of Stage Two at Pamour is scheduled to begin in the third quarter now that the overlaying public highway has been relocated resulting in access to further ore zones early in 2007.
8  |     goldcorp

Second Quarter Report — 2006
(in United States dollars, tabular amounts in thousands, except where noted — Unaudited)
Musselwhite (Goldcorp’s interest – 68%)

	Three Months Ended
	June 30	June 30	Mar 31	Dec 31	Sep 30	June 30
Operating Data (note 1)	2006	2006	2006	2005	2005	2005
	(six weeks)	(full quarter)
Tonnes of ore milled	118,900	218,900	240,800	263,800	254,900	244,800
Average mill head grade (grams/tonne)	5.87	5.65	4.71	4.78	5.39	5.59
Average recovery rate (%)	97%	94%	91%	94%	95%	95%
Gold produced (ounces)	21,700	37,600	33,200	38,600	44,500	41,400
Gold sold (ounces)	24,400	37,800	33,900	38,500	43,600	41,700
Average realized gold price (per ounce)	$617	$618	$553	$487	$440	$429
Total cash costs (per ounce)	$361	$375	$417	$370	$323	$320

Financial Data

Revenues	$15,100	$23,400	$18,800	$18,700	$19,200	$17,900
Earnings from operations	$1,900	$4,500	$(300)	$—	$500	$(400)

(1)	Musselwhite’s operations are included in Goldcorp’s operating results for the period subsequent to May 12, 2006, the date of acquisition of a number of Placer Dome assets. Other prior period results are shown for comparative purpose only.
In the second quarter of 2006, the grade improved 20% compared with the first quarter of 2006, as a result of accessing higher grade zones. Production for the second quarter was 37,600 ounces and cash costs per ounce of $375 which were lower than the first quarter of 2006 primarily due to higher gold production. Cash costs per ounce are higher than the corresponding period for the previous year due to an 11% appreciation in the Canadian dollar and higher energy and commodity costs.
The mine has incurred higher than anticipated backfill due to rescheduling of the mining sequence. As a result of the increased backfill, the mining ore supply reduced which in turn reduced tonnes milled for the current quarter. Backfill is expected to reduce significantly for the remainder of the year.
Excellent results continue to be returned from the PQ Deeps underground exploration with higher than average grades for the ore-body. Notably, results from the B and C Blocks have exceeded expectations. Drilling also commenced on the North Shore drill site, two kilometres north of the last economic intersection on the PQ Deeps ore-body.
goldcorp     |  9

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in thousands, except where noted — Unaudited)
Alumbrera (Goldcorp’s interest – 37.5%)

	Three Months Ended
	June 30	Mar 31	Dec 31	Sep 30	June 30
Operating Data	2006	2006	2005	2005	2005
Tonnes of ore mined	2,550,200	2,366,600	3,308,900	2,527,400	3,442,900
Tonnes of waste removed	7,363,600	8,059,500	7,667,800	8,188,600	7,535,900
Ratio of waste to ore	2.9	3.4	2.3	3.2	2.2
Tonnes of ore milled	3,472,600	3,308,600	3,591,800	3,255,900	3,450,000
Average mill head grade — Gold (grams/tonne)	0.78	0.76	0.77	0.60	0.58
— Copper (%)	0.61%	0.63%	0.65%	0.57%	0.56%
Average recovery rate — Gold (%)	79%	77%	79%	77%	77%
— Copper (%)	89%	89%	91%	89%	91%
Gold produced (ounces)	68,500	62,300	71,900	48,100	48,900
Copper produced (thousands of pounds)	41,800	40,800	46,800	36,300	39,000
Gold sold (ounces)	74,000	51,500	69,200	48,200	47,700
Copper sold (thousands of pounds)	46,700	33,500	49,500	38,600	33,900
Average realized price — Gold (per ounce) (note 2)	$608	$577	$498	$452	$422
— Copper (per pound) (note 2)	$4.44	$3.25	$2.28	$1.85	$1.59
Total cash costs (per ounce) (note 1)	$(1,661)	$(1,310)	$(871)	$(594)	$(442)
Total co-product cash costs (per ounce)	$207	$162	$150	$185	$169

Financial Data

Revenues	$230,000	$125,000	$130,900	$81,500	$65,600
Earnings from operations	$143,500	$78,400	$63,100	$36,000	$26,300

(1)	The calculation of total cash costs per ounce of gold for Alumbrera is net of by-product copper sales revenue. If copper sales were treated as a co-product, average total cash costs at Alumbrera for the three months ended June 30, 2006 would be $207 per ounce of gold and $1.49 per pound of copper (June 30, 2005 – $169 per ounce of gold and $0.73 per pound of copper).

(2)	The realized metal prices are different to spot prices, due to price adjustments on sales receivables in the highly variable price environment.
Total material mined for the quarter was above expectations with higher mine productivities being achieved overall. Total cash costs decreased in the second quarter to minus $1,661 per ounce of gold, net of by-product copper credits, compared to minus $442 per ounce during the same period last year. This decrease in total cash costs resulted primarily from further improvement in the copper price to an average of $4.44 per pound. Co-product cash costs increased to $207 per ounce of gold in the second quarter of 2006, primarily due to the impact of the royalty of Yacimientos Mineros de Agua de Dionisio, a government owned corporation, which commenced during the second quarter.
Production in the second quarter was 68,500 ounces of gold and 41.8 million pounds of copper and sales were 74,000 ounces of gold and 46.7 million pounds of copper. The difference between production and sales is due to normal timing differences in shipments and delays in the transfer of title which is a requirement for revenue recognition.
The capital expansion of the concentrator to a 40 million tonne per annum milling capacity continues on schedule.
The sustainable development program underway where Alumbrera contributes to the development of community infrastructure is achieving positive results. Alumbrera is presently constructing two technical schools in the Catamarca Province and assisting with the reconstruction of two hospitals in Tucuman Province.
In August 2006, Alumbrera announced an increase of more than 10% in the ore reserves. An on-going ore delineation drilling program in the Alumbrera pit, undertaken both within the existing ore envelope and for extensions at depth, has confirmed 40 million tonnes (Goldcorp’s share – 15 million tonnes) of additional ore reserves. The mine plan was re-optimized based on a new geological model with additional mineralization, and together with improved final pit slope angles. This equates to an additional 265 million pounds (Goldcorp’s share – 99 million pounds) of contained copper and 400,000 ounces of gold (Goldcorp’s share 150,000 ounces) over the life of the mine, which will extend the mine life into at least 2016.
10  |     goldcorp

Second Quarter Report — 2006
(in United States dollars, tabular amounts in thousands, except where noted — Unaudited)
Luismin

	Three Months Ended
	June 30	Mar 31	Dec 31	Sep 30	June 30
Operating Data	2006	2006	2005	2005	2005

Tonnes of ore milled	267,400	255,800	250,600	244,100	218,700
Average mill head grade – Gold (grams/tonne)	6.61	6.18	5.57	5.55	6.23
– Silver (grams/tonne)	358	348	298	332	362
Average recovery rate – Gold (%)	94%	94%	94%	94%	95%
– Silver (%)	89%	87%	88%	88%	91%
Gold produced (ounces)	53,600	47,800	42,100	41,000	41,800
Silver produced (ounces)	2,388,400	2,191,900	1,855,700	2,005,700	1,974,400
Gold sold (ounces)	54,900	46,500	42,200	39,100	44,000
Silver sold (ounces)	2,449,100	2,167,900	1,812,300	2,003,800	1,976,400
Average realized price – Gold (per ounce)	$629	$554	$486	$440	$427
– Silver (per ounce)	$3.90	$3.90	$3.90	$3.90	$3.90
Total cash costs per ounce (note 1)	$109	$117	$145	$118	$115

Financial Data

Revenues	$44,100	$34,200	$27,000	$24,300	$25,600
Earnings from operations	$13,300	$9,000	$6,700	$4,500	$3,300

(1)	The calculation of total cash costs per ounce of gold is net of by-product silver sales revenue of $3.90 per silver ounce.
Luismin continued to achieve record production levels during the second quarter, due to the increased mill throughput and higher than expected grades at San Dimas. In addition, optimization improvements were made at San Dimas consisting of two new leach tanks to help improve recoveries. A total of 53,600 ounces of gold were produced in the second quarter of 2006, an increase of 28% over the 41,800 ounces of gold for the corresponding period in the prior year. In addition, 2,388,400 ounces of silver were produced, 21% more than 1,974,400 ounces produced in the corresponding period in 2005. As a result, cash costs were $109 per ounce, or 5% lower than the corresponding period in 2005.
Exploration activities continued in the San Dimas district, within the high grade zone area of the Central Block with the deeper level intercepts exhibiting wider and richer mineralization.
Three new exploration drifts were started in the San Dimas district in order to develop more ore resources farther from the current operations. These drifts will provide essential infrastructure for exploration drilling and drifting.
At the Nukay mine adjacent to the Los Filos project, the extensive exploration project continues to achieve positive results with higher grade underground ore being delineated.
goldcorp     |  11

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in thousands, except where noted — Unaudited)
Amapari

	Three Months Ended
	June 30	Mar 31
Operating Data	2006	2006

Tonnes of ore mined	548,100	362,400
Tonnes of waste removed	3,220,900	3,074,600
Ratio of waste to ore	5.9	8.5
Tonnes of ore processed	475,600	302,400
Average grade of gold processed (grams/tonne)	2.00	2.03
Average recovery rate (%) (note 1)	68%	66%
Gold produced (ounces) (note 2)	18,900	20,400
Gold sold (ounces)	19,700	22,600
Average realized gold price (per ounce)	$630	$556
Total cash costs (per ounce)	$572	$464

Financial Data

Revenues	$12,300	$12,600
Loss from operations	$(6,700)	$(3,000)

(1)	Gold recovery is determined when the individual leach pads are reclaimed and production is reconciled.

(2)	Tonnes of ore processed each quarter do not necessarily correlate to ounces produced during the quarter, as there is a time delay between placing tonnes on the leach pad and pouring ounces of gold.
During the second quarter of 2006, the Amapari mine produced 18,900 ounces of gold and sold 19,700 ounces of gold.
Ore processing improved significantly (57%) from the previous quarter with productivity improvements to the crushing, and stacking circuits taking affect. Despite the increase in tonnes of ore mined and processed, there is a time delay between placing tonnes on the leach pad and production of gold. Gold production was negatively impacted by the lower than planned gold grades from the Tap AB pit, which is experiencing a negative reconciliation to the reserve model. Geological studies to determine the cause have commenced. Gold recoveries from the leach pads, whilst improving slightly from the previous quarter were lower than expected. Optimization of the ADR plant carbon handling systems and the leach pad irrigation systems are continuing, as well as modifications to reagent use and ore stacking sequences, in order to improve on leach pad gold recovery performance. In particular, further column testing is underway to optimize the agglomeration process to assist leaching. The reclaimer and spent ore conveyor and disposal system are nearing designed operating levels as work programs continue to improve availabilities and efficiencies.
Mining of ore and waste from the Tap AB pit continued above plan during the quarter, with 3.2 million tonnes of waste removed and 548,100 tonnes of ore mined (including 73,000 tonnes of low grade ore placed into low grade stockpiles).
Total cash costs for the quarter were $572 per ounce, negatively impacted by the lower than planned gold head grades and recoveries. Cost reduction programs have been implemented including; a 10% reduction in the total site workforce, the termination and the re-negotiation of numerous service and supply contracts, and a re-optimization of the mine plan.
During the second quarter, heap leach inventory was written down by $2 million to net realizable value.
Exploration work programs were accelerated on a number of projects with 7,000 metres of drilling and 4,000 metres of geophysical surveys completed during the quarter. Diamond drilling has commenced in the untested gap between the Tapereba C and Urucum ore bodies, based on the encouraging results received from the geophysical surveys conducted in the previous quarter. Diamond drilling was concentrated in the Vila do Mejo, Urucu, and Gap areas as these presented better results than the Timbo area where drilling was temporarily suspended due to difficulties in finding available drilling services in Brazil.
12  |     goldcorp

Second Quarter Report — 2006
(in United States dollars, tabular amounts in thousands, except where noted — Unaudited)
La Coipa (Goldcorp’s interest – 50%)

	Three Months Ended
	June 30	June 30	Mar 31	Dec 31	Sep 30	June 30
Operating Data (note 1)	2006	2006	2006	2005	2005	2005
	(six weeks)	(full quarter)
Tonnes of ore milled	383,000	738,000	788,800	845,600	758,000	793,200
Average mill head grade – Gold (grams/tonne)	0.84	0.82	1.19	1.10	1.00	0.95
– Silver (grams/tonne)	61	54	58	43	45	45
Average recovery rate – Gold (%)	81%	83%	83%	82%	79%	80%
– Silver (%)	62%	63%	52%	55%	46%	54%
Gold produced (ounces)	7,600	16,600	25,100	23,500	19,400	19,300
Silver produced (ounces)	365,100	814,900	769,500	628,900	514,200	659,800
Gold sold (ounces)	9,200	18,300	27,000	22,900	18,900	21,500
Silver sold (ounces)	410,000	762,500	751,700	593,300	589,000	704,300
Average realized price – Gold (per ounce)	$612	$629	$558	$489	$439	$427
– Silver (per ounce)	$11.33	$12.34	$10.04	$8.12	$7.01	$7.11
Total cash costs per ounce (note 2)	$197	$44	$194	$262	$343	$192

Financial Data

Revenues	$10,400	$21,000	$22,600	$16,000	$12,400	$14,200
Earnings (loss) from operations	$(1,500)	$4,300	$7,300	$2,300	$(300)	$3,200

(1)	La Coipa’s operations are included in Goldcorp’s operating results for the period subsequent to May 12, 2006, the date of acquisition of certain Placer assets. Other prior period results are shown for comparative purposes only.

(2)	The calculation of total cash costs per ounce of gold is net of by-product silver sales revenue. If the silver sales were treated as a co-product, average total cash costs at La Coipa for the three months ended June 30, 2006, would be $305 per ounce of gold.
During the second quarter of 2006, La Coipa experienced lower gold grade than in previous quarters, thus producing 16,600 ounces of gold. A total of 814,900 ounces of silver were produced in the second quarter of 2006, an increase of 24% over the 659,800 ounces of silver from the corresponding period in the prior year, due to higher silver grades and increased silver recoveries.
The newly pre-stripped Puren pit began production one month earlier than planned with first ore being fed to the mill in June. Tonnes milled were lower this quarter due to the start of treatment of Puren ore feed. Over the coming period Puren will contribute to higher silver grades to the mill. The Puren pit is contained in a stand alone joint venture with Codelco where the La Coipa mine is the project manager and holding 65% equity in the deposit.
Cash costs per ounce for the full quarter ending June 30, 2006, were lower than the first quarter due to higher silver by-product sales revenue. The cash costs per ounce were higher for the six weeks stub period due to stripping costs related to the advance in production from Puren. Earnings from operations, for the full quarter, were positively impacted by higher realized gold and silver prices, however, earnings for the period May 12, 2006 to June 30, 2006 was negatively impacted due to an inventory adjustment at Puren.
La Coipa continued with strategic exploration on known anomalies within trucking distance of the mill.
goldcorp     |  13

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in thousands, except where noted — Unaudited)
Peak

	Three Months Ended
	June 30	Mar 31	Dec 31	Sep 30	June 30
Operating Data	2006	2006	2005	2005	2005

Tonnes of ore milled	180,700	173,700	176,600	148,700	165,200
Average mill head grade – Gold (grams/tonne)	4.90	6.61	8.26	6.94	6.67
– Copper (%)	0.61%	0.70%	0.65%	0.46%	0.28%
Average recovery rate – Gold (%)	90%	90%	93%	89%	88%
– Copper (%)	79%	80%	84%	71%	60%
Gold produced (ounces)	25,500	33,400	43,600	29,700	31,100
Copper produced (thousands of pounds)	1,907	2,131	2,111	1,065	579
Gold sold (ounces)	26,300	35,300	50,000	26,200	27,200
Copper sold (thousands of pounds)	2,114	1,915	1,826	734	505
Average realized price – Gold (per ounce)	$631	$558	$493	$449	$442
– Copper (per pound)	$3.66	$2.21	$1.88	$1.71	$1.53
Total cash costs (per ounce) (note 1)	$193	$192	$192	$241	$246

Financial Data

Revenues	$22,900	$22,600	$27,000	$11,500	$12,300
Earnings from operations	$7,100	$7,100	$11,300	$1,900	$2,100

(1)	The calculation of total cash costs per ounce of gold is net of by-product copper sales revenue. If the copper sales were treated as a co-product, average total cash costs at Peak for the three months ended June 30, 2006, would be $336 per ounce of gold and $2.48 per pound of copper.
The Peak mine sold 26,300 ounces of gold for the second quarter compared with 27,200 ounces sold for the corresponding period in the prior year. Copper sales have been increasing steadily on a quarter-by-quarter basis due to higher grades and increased mill throughput. Damage sustained to an underground production drill rig prevented access to the principal production stopes for approximately six weeks and resulted in the lower gold grades being fed to the mill. This drill rig is now back in production and no ore has been lost as a consequence of this rescheduling. Plant capacity has increased as reported previously with the mill throughput, achieving a production record for the Peak mine. Recoveries continue to improve even at the higher throughput; however relative recoveries were impacted in the second quarter by the lower gold grade. The total cash costs of $193 per gold ounce were a result of continued mill improvements and higher by-product copper credits.
Exploration work and delineation drilling continues to focus on New Cobar, Peak Deeps and Perseverance Zone D.
14  |     goldcorp

Second Quarter Report — 2006
(in United States dollars, tabular amounts in thousands, except where noted — Unaudited)
Wharf

	Three Months Ended
	June 30	Mar 31	Dec 31	Sep 30	June 30
Operating Data	2006	2006	2005	2005	2005

Tonnes of ore mined	729,100	701,700	775,600	755,500	584,300
Tonnes of ore processed	715,300	787,900	644,300	773,900	561,100
Average grade of gold processed (grams/tonne)	1.04	1.01	0.95	1.04	0.99
Average recovery rate (%)	75%	75%	75%	75%	75%
Gold produced (ounces) (note 1)	15,500	9,900	17,200	11,200	16,400
Gold sold (ounces)	14,800	11,800	15,500	15,300	15,700
Average realized gold price (per ounce)	$618	$559	$497	$444	$429
Total cash costs (per ounce)	$343	$315	$366	$307	$291

Financial Data

Revenues	$9,700	$7,300	$8,200	$7,000	$7,000
Earnings from operations	$1,800	$1,900	$800	$500	$600

(1)	Tonnes of ore processed do not correlate directly to ounces produced during the quarter as there is a time delay between placing ore on the leach pad and producing gold.
The Wharf Mine produced 15,500 ounces of gold in the second quarter of 2006 compared with 16,400 ounces of gold in the second quarter of 2005. The lower production is a result of higher silver grades in the ore thus slowing metal recovery from solution in the on- site refinery. Gold production significantly increased as compared to the first quarter of 2006, and there is still considerable gold and silver in circuit waiting to be recovered. This backlog is expected to be produced over the second half of 2006. Total cash costs for the quarter were $343 per ounce, compared to $291 per ounce during the second quarter of 2005, primarily as a result of the lower gold sales and the build up of gold in leach solutions.
goldcorp     |  15

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in thousands, except where noted — Unaudited)
Silver Wheaton Corp (Goldcorp’s interest — 57%)
(100% figures shown)

	Three Months Ended
	June 30	Mar 31	Dec 31	Sep 30	June 30
Operating Data	2006	2006	2005	2005	2005

Ounces of silver sold – Luismin	2,447,500	2,171,000	1,820,100	2,003,800	2,088,000
– Zinkgruvan	482,900	501,000	356,600	531,000	580,400
– Yauliyacu	875,000	—	—	—	—
– Total	3,805,400	2,672,000	2,176,700	2,534,800	2,668,400
Average realized silver price (per ounce)	$12.46	$9.62	$8.03	$7.13	$7.22
Total cash costs (per silver ounce)	$3.90	$3.90	$3.90	$3.90	$3.90

Financial Data

Revenues	$47,400	$25,700	$17,400	$18,100	$19,300
Earnings from operations	$24,400	$11,300	$5,700	$5,100	$5,400
As of March 31, 2006, Goldcorp owned 62% of Silver Wheaton, this interest decreased to 57% as a result of Silver Wheaton’s public offering during the second quarter. In April 2006, Silver Wheaton closed a C$200 million public offering of 16.7 million common shares at a price of C$12.00 per share, on a bought deal basis. This dilution of the Company’s interest gave rise to a non-taxable dilution gain of $61.1 million that was recognized in earnings in the three months ending June 30, 2006.
In March 2006, Silver Wheaton entered into an agreement with Glencore International AG, to purchase 4.75 million ounces of silver per year for a period of 20 years, based on production from their Yauliyacu mining operation in Peru. Total upfront consideration paid was $285 million. In addition, a cash payment of $3.90 per ounce of silver delivered is due under the contract, subject to inflationary adjustment. In the second quarter of 2006, Silver Wheaton purchased 875,000 ounces of silver from the Yauliyacu mining operations.
16 |     goldcorp

Second Quarter Report — 2006
(in United States dollars, tabular amounts in thousands, except where noted — Unaudited)
PROJECT DEVELOPMENT REVIEW
Los Filos Project
During the first quarter, the feasibility study was completed of the combined Los Filos and Bermejal deposits as a twin open pit operation with a single heap leach pad facility. The combined deposits will be referred to as the Los Filos Project going forward. The mine reserve and resources total over 5.0 million ounces with 4.51 million ounces in proven and probable reserve status.
The Los Filos and Bermejal deposits will be developed together with two different methods of ore processing. Higher grade ore from within the Los Filos deposit will be crushed to 19mm and agglomerated before being conveyor stacked and heap leached. Lower grade ore from Los Filos and El Bermejal deposits will be hauled from the open pit directly to the leach pad to be bulk heap leached. The recovery solution will be treated to produce a final gold doré product on site.
Project construction has progressed well and remains on schedule to be completed by the end of 2006 with commercial production planned to start in the second quarter of 2007. Commercial production for 2007 is expected to be 200,000 ounces of gold rising to 350,000 ounces in 2008.
Basic support infrastructure works are complete with the main access road and main substation already servicing project activities. The water supply system is also servicing project activities at partial capacity with only minor commissioning details to finalize.
Los Filos pit mine equipment fleet is fully commissioned and operating with the Bermejal pit fleet starting to arrive on site. The training program for Bermejal operators is well underway. Pre-stripping of both pits is progressing according to schedule.
In the process area the heap leach pad is 70% complete; crushing, conveying and agglomeration 11% complete; gold recovery facilities 10% complete, and process ancillary facilities 30% complete.
All permits required for construction and the operation stage at the Los Filos project have been granted with the exception of water usage and the fuel franchise both of which are expected to be approved during the third quarter of 2006.
The environmental studies required for the project under the Environmental Impact Assessment provided the foundation for planning and developing environmental control measures for mining and processing activities. Most of the preventive measures were incorporated into the design of the industrial facilities to protect and maintain the quality of existing environmental elements.
The current construction works have increased job opportunities for the inhabitants of surrounding towns. Food services, lodging, and transportation activities have also increased during the past year and today the Los Filos project is estimated to provide employment for 80% of the local population. In addition to employment opportunities, several community benefit programs such as health and safety enhancement, handicapped support, and secondary school lecture club are being sponsored.
Project capital expenditures cumulative to date amounted to $143 million with $31 million being expended during the three months ended June 30, 2006. Total project capital expenditures are now expected to be $265 million, an increase of $30 million, primarily related to design modifications to the crushing and heap leach facilities and system upgrades.
Pueblo Viejo Project
At the Pueblo Viejo project, Goldcorp finalized a shareholder’s agreement with Barrick as a 40% owner and with Barrick as 60% owner and the project operator. Barrick continued to update the feasibility analysis prepared by Placer Dome and review other work completed on the project. Activities relating to government and community relations and environmental permitting for both the mine and the related power plant are ongoing. In addition, work began on a 3,000-metre, 10-hole diamond drill program to test the extension of mineralization between two ore bodies.
Éléonore Project
The primary focus on the Éléonore project by Goldcorp has been on confirming earlier Virginia exploration work, including the confirmation of the continuity of the Roberto Zone mineralization over closer spaced intervals. The extensive infill drilling program since April 1, 2006, including 76 drill holes for 31 kilometres of drilling has confirmed these two items.
goldcorp     |  17

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in thousands, except where noted — Unaudited)
The priority on the property is to continue the drill program to allow the start of the engineering scoping studies planned for late in 2006. The ongoing exploration and drilling program will primarily concentrate on three themes;
- continuing with the “confirmatory” drilling already in progress,

- exploring the strike extent of the ore-body at both ends, and

- exploring the depth potential of the Roberto Zone.
Drilling to date has been limited to 900 metres vertical in depth. The down-dip continuity to 2,000 metres vertical will be explored with drill rigs with greater capability.
In parallel, the project exploration team will separately carry out district surface mapping and delineation work to determine the strike extent of the mineralization and assist in developing drill-hole targets aimed at extending the lateral extent of the ore body.
During the remaining part of 2006 environmental and engineering programs will continue to expand. The baseline environmental data collection has already commenced and will continue throughout project development. With the present site reliant on winter snowmobile trail or summer lake barging operations for logistical support, studies are being carried out on the design of the permanent airstrip and access road. Construction of the airstrip and access road is expected to take place during 2007 and 2008.
Once the bulk of the infill drilling has been completed, a project scoping study will be carried out to determine the best scale of operation which will likely be a combined open pit and underground operation. It is anticipated that the milling operation will involve conventional gold processing techniques and a suitable tailing dam site will be identified. Regional infrastructure is excellent to support a future mining operation with available power, water and year round highway access near by. These advantages together with the province of Quebec being a regulatory friendly environment further reinforce the quality of this asset.
In line with Goldcorp’s commitment to the importance of sustainable development and social relationships, the project team has embraced the communication process that Virginia had established with the local First Nations group, the Cree Nation of Wemindji. This process is working well with a transparent approach to working with all local stakeholders. Discussions have also commenced with various government departments and Hydro-Québec.
EXPENSES

	Three Months Ended		Six Months Ended
	June 30	June 30	June 30	June 30
	2006	2005	2006	2005

Depreciation and depletion	$73,161	$40,313	$118,928	$57,892
Corporate administration	10,679	6,784	19,227	10,792
Exploration	6,327	2,493	10,247	4,010
Depreciation and depletion, which relates to mining activities, increased to $73.2 million for the quarter (six months ended June 30, 2006 – $118.9 million), compared to $40.3 million in 2005 (six months ended June 30, 2005 – $57.9 million). The significant increase in depreciation and depletion is due to the acquisition of certain Placer Dome assets effective May 12, 2006, and the resulting fair value allocation to these assets and the depreciation and depletion related to fair value of Wheaton assets from the prior year.
Corporate administration increased to $10.7 million in the second quarter of 2006 (six months ended June 30, 2006 – $19.2 million), compared to $6.8 million the same period in 2005 (six months ended June 30, 2005 – $10.8 million), due primarily to increased corporate activity relating to acquisition growth.
A total of $6.3 million (2005 – $2.5 million) was invested in exploration during the quarter (six months ended June 30, 2006 — 10.2 million; June 30, 2005 — $4.0 million). Part of the increase is due to the fact that the current year amount included operating results of acquired Placer Dome assets from May 12, 2006 onwards.
18  |     goldcorp

Second Quarter Report — 2006
(in United States dollars, tabular amounts in thousands, except where noted — Unaudited)
OTHER INCOME (EXPENSE)

	Three Months Ended		Six Months Ended
	June 30	June 30	June 30	June 30
	2006	2005	2006	2005

Interest and other income	$6,606	$2,552	$9,636	$5,465
Interest and finance fees	(11,773)	(61)	(13,008)	(108)
Stock option expense	(5,800)	(2,156)	(9,199)	(7,476)
Loss on foreign exchange	(1,089)	(2,150)	(1,304)	(3,353)
Non-hedge derivative loss	(11,780)	—	(11,780)	—
Gain on marketable securities, net	(167)	(1,147)	2,388	1,444
Dilution gain	61,095	—	61,095	—
Corporate transaction costs	—	(540)	—	(3,439)

	$37,092	$(3,502)	$37,828	$(7,467)

Upon completion of the acquisition of certain Placer Dome assets, the Company’s credit facilities of $1.3 billion were drawn down to fund the acquisition. Subsequently in the quarter, the Company received approximately $455 million from the early warrant exercise transaction which was used to repay a portion of the credit facilities. As a result of the credit facilities drawn during the quarter, the Company incurred $11.8 million of interest and finance fees.
In the second quarter, the stock option expense in 2006 relates to the issuance of 2.7 million new stock options during the three months ended June 30, 2006 and vesting of previously issued stock options.
The Company, in the second quarter of 2006, also entered into 66 million pounds of copper forward contracts, on its 2007 production, at a blended rate of $2.91 per pound and 30 million pounds, on its 2008 production, at a blended rate of $2.55 per pound. The contracts do not satisfy the hedge effectiveness criteria, thus a fair value of the mark-to-market loss of $11.8 million has been recognized in earnings during the quarter.
During the second quarter of 2006, Silver Wheaton, a publicly traded company, completed a public offering of shares, which resulted in a dilution in Goldcorp’s share interest from 62% to 57%. As a result of the dilution in share ownership, a dilution gain of $61.1 million arose, being the difference between the Company’s share of proceeds and the book value of the underlying equity of these share involved.
Corporate transaction costs pertaining to the acquisition of Wheaton in the amount of $0.5 million, including severance and restructuring of insurance policies were expensed in 2005. There were no corporate transaction costs in the second quarter of 2006.
INCOME AND MINING TAXES
Income and mining taxes for the three months ended June 30, 2006 totaled $61.5 million, approximately 31% of earnings before taxes (excluding non-taxable dilution gain). Income and mining taxes for the three months ended June 30, 2005 were $57.7 million, or 36% of earnings before taxes. Income and mining taxes for the six months ended June 30, 2006 totaled $108.1 million, approximately 31% of earnings before taxes (excluding non-taxable dilution gain). Income and mining taxes for the six months ended June 30, 2005 were $73.7 million, or 35% of earnings before taxes. The lower effective tax rate is reflective of a higher proportionate of earnings being realized from the non-Canadian assets which have a lower effective tax rate.
goldcorp     |  19

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in thousands, except where noted — Unaudited)
NON-CONTROLLING INTERESTS
The non-controlling interest relates to Goldcorp’s ownership of its subsidiary company, Silver Wheaton. This interest decreased from 62% to 57% as at June 30, 2006, as a result of the closing of the Silver Wheaton public offering in April 2006 for C$200 million. As a result of the dilution in share ownership, a dilution gain of $61.1 million arose during the second quarter of 2006.
The non-controlling interest’s share of net earnings for the six months ended June 30, 2006 amounted to $16.2 million.
NON-GAAP MEASURE — TOTAL CASH COST PER GOLD OUNCE CALCULATION
The Company has included a non-GAAP performance measure, total cash cost per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry this is a common performance measure but does not have any standardized meaning prescribed by GAAP, and is a non-GAAP measure. The Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of total cash costs per ounce to the financial statements:

	Three Months Ended		Six Months Ended
	June 30	June 30	June 30	June 30
	2006	2005	2006	2005

Operating expenses per financial statements	$175,980	$89,605	$260,065	$135,655
Industrial minerals operating expense	—	(2,644)	—	(5,802)
Treatment and refining charges on concentrate sales	26,005	10,371	41,989	15,070
By-product silver and copper sales, and other	(237,523)	(66,338)	(362,970)	(92,218)
Non-cash adjustments	(13,467)	(2,540)	(13,574)	(3,727)

Total cash costs	$(49,005)	$28,454	$(74,490)	$48,978

Divided by gold ounces sold	398,700	543,100	687,100	760,600

Total cash costs per ounce	$(123)	$52	$(108)	$64

LIQUIDITY AND CAPITAL RESOURCES
At June 30, 2006, the Company held cash and cash equivalents of $265 million (December 31, 2005 – $562 million) and working capital of $317 million (December 31, 2005 – $582 million). The decrease in consolidated cash and cash equivalents primarily resulted from Goldcorp’s cash payment to Barrick relating to the acquisition of certain Placer assets as well as Silver Wheaton’s cash payment of $245 million to Glencore with respect to the acquisition of the Yauliyacu silver purchase contract.
The Company had debt capacity totaling $1.4 billion made up of three separate credit facilities including a $500 million revolving credit facility, a $550 million bridge facility and a $350 million revolving credit facility. The facilities are unsecured and available to finance acquisitions and for general corporate purposes. Amounts drawn incur interest at LIBOR plus 0.625% to 1.125% per annum dependent upon the Company’s leverage ratio, increasing by an additional 0.125% per annum if the total amount drawn down exceeds 50% of the facility amount. Undrawn amounts are subject to a 0.15% to 0.25% per annum commitment fee dependent on the Company’s leverage ratio. Amounts drawn on the $500 million credit facility are required to be refinanced or repaid by July 29, 2010. Amounts drawn on the $350 million facility will be required to be refinanced or repaid within two years of the closing date and amounts drawn on the $550 million facility will be required to be refinanced or repaid within one year of the closing date. On May 12, 2006, $1.3 billion of these facilities were drawn down to fund the acquisition of certain Placer Dome assets. On June 9, 2006, the Company received approximately $455 million from the early warrant exercise transaction which was used to repay part of the credit facilities. The total amount of credit facilities drawn as at June 30, 2006, is $850 million and an additional $100 million is available on the $350 million facility.
20  |     goldcorp

Second Quarter Report — 2006
(in United States dollars, tabular amounts in thousands, except where noted — Unaudited)
In the opinion of management, the working capital at June 30, 2006, together with cash flows from operations, are sufficient to support the Company’s normal operating requirements on an ongoing basis.
Total assets increased to $6,969 million at June 30, 2006 from $4,066 million at December 31, 2005, primarily as a result of the acquisition of Placer dome assets, the acquisition of Virginia, and the addition of a silver purchase agreement between Silver Wheaton and Glencore’s Yauliyacu mining operation.
During the quarter, the Company generated operating cash flows of $240 million, compared with cash generated operating activities of $164 million during the same period of 2005.
During the three months ended June 30, 2006, the Company invested a total of $97 million in mining interests, including $26 million at Red Lake, $49 million at the Luismin operations and $5 million at Alumbrera.
During the second quarter of 2006, the Company paid a monthly dividend of $0.015 per share, resulting in total cash dividend payments for the quarter of $17.4 million.
As of August 10, 2006, there were 418 million common shares of the Company issued and outstanding. The Company had 11.9 million stock options outstanding under its share option plan. In addition, the Company had 8.4 million share purchase warrants outstanding (exchangeable for 8.4 million common shares).
Derivative instruments
The Company employs, from time to time, forward and option contracts to manage exposure to fluctuations in metal prices and foreign currency exchange rates.
Commitments
Commitments exist for expenditures for mining interests of approximately $148 million, primarily relating to the Red Lake expansion and construction at Los Filos.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
Income and mining taxes
The provision for income and mining taxes is based on the liability method. Future taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities, and for tax losses and other deductions carried forward. The Company records a valuation allowance against any portion of those future income tax assets that it believes will, more likely than not, fail to be realized.
Mining interests
Mining interests are the most significant assets of the Company, representing $4,971 million at June 30, 2006, and represent capitalized expenditures related to the development of mining properties and related plant and equipment and the value assigned to exploration potential on acquisition. Capitalized costs are depreciated and depleted using either a unit-of-sale method over the estimated economic life of the mine to which they relate, or using the straight-line method over their estimated useful lives.
The costs associated with mining properties are separately allocated to reserves, resources and exploration potential, and include acquired interests in production, development and exploration stage properties representing the fair value at the time they were acquired. The values of such mineral properties are primarily driven by the nature and amount of material interests believed to be contained or potentially contained, in properties to which they relate.
The Company reviews and evaluates its mining interests for impairment at least annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the assets. An impairment loss is measured and recorded based on
goldcorp     |  21

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in thousands, except where noted – Unaudited)
discounted estimated future cash flows. Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs.
Reclamation and closure costs obligations
Reclamation and closure costs obligations have been estimated based on the Company’s interpretation of current regulatory requirements, however changes in regulatory requirements and new information may result in revisions to estimates. The Company recognizes the fair value of liabilities for reclamation and closure costs obligations in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset.
Goodwill and impairment testing
The acquisition of Wheaton and certain Placer Dome operations was accounted for using the purchase method whereby assets acquired and liabilities assumed were recorded at their fair market values as of the date of acquisition and any excess of the purchase price over such fair value was recorded as goodwill. Goodwill was identified and allocated to reporting units by preparing estimates of the fair value of each reporting unit and comparing this amount to the fair value of assets and liabilities in the reporting unit.
The Company evaluates, on at least an annual basis, the carrying amount of goodwill to determine whether current events and circumstances indicate that such carrying amount may no longer be recoverable. To accomplish this, the Company compares the fair value of its reporting units to their carrying amounts. If the carrying value of a reporting unit exceeds its fair value, the Company compares the implied fair value of the reporting unit’s goodwill to its carrying amount, and any excess of the carrying value over the fair value is charged to operations. Assumptions underlying fair value estimates are subject to significant risks and uncertainties.
Investment in Alumbrera
The Company has joint control over Alumbrera through certain matters requiring unanimous consent in the shareholders’ agreement and, therefore, has proportionately consolidated its 37.5% share of the financial statements of Alumbrera from February 15, 2005. On this basis, the Company records its 37.5% share of the assets, liabilities, revenues and expenses of Alumbrera in these consolidated financial statements.
OUTLOOK
Expenditures for mining interests for the remainder of the year are forecast to approximate $209 million, which primarily relate to the Red Lake expansion and the completion of the construction at Los Filos.
The Company has not hedged or sold forward any of its future gold production.
Goldcorp is one of the world’s lowest cost and fastest growing multi-million ounce gold producers with operations throughout the Americas and Australia. Gold production in 2006 is expected to approximate 1.8 million ounces on an annualized basis, at a total cash cost of less than $100 per ounce. In the second half of 2006, production is expected to be 950,000 ounces.
22  |     goldcorp

Second Quarter Report — 2006
(in United States dollars, tabular amounts in thousands, except where noted — Unaudited)
SUBSEQUENT EVENT
On July 24, 2006, Goldcorp completed the previously announced sale of Mount Milligan and certain other Canadian exploration interests to Terrane Metals Corp. (“Terrane”, formerly Atlas Cromwell Ltd.) for 240 million convertible preferred shares of Terrane at a deemed price of C$0.50 per share. Goldcorp acquired their exploration interests from Barrick in May 2006. The preferred shares are convertible into common shares of Terrane at the option of Goldcorp at any time without any further consideration. On an as-converted basis, Goldcorp would own an approximate 81% equity interest in Terrane’s issued and outstanding shares and an approximate 75% on a fully diluted basis. Goldcorp will be required to consolidate Terrane’s results of operations from the date of sale.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Management’s Discussion and Analysis contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian Securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver and copper, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and copper; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Goldcorp’s annual information form for the year ended December 31, 2005, available on SEDAR at www.sedar.com, and Form 40-F for the year ended December 31, 2005 on file with the United States Securities and Exchange Commission in Washington, D.C. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Goldcorp does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.
CAUTIONARY NOTE REGARDING RESERVES AND RESOURCES
Readers should refer to the annual information form of Goldcorp for the year ended December 31, 2005 dated March 20, 2006, and other continuous disclosure documents filed by Goldcorp since January 1, 2006 available at www.sedar.com, for further information on mineral reserves and resources, which is subject to the qualifications and notes set forth therein.
goldcorp     |  23

Financial Review
Consolidated Statements of Earnings
(US dollars and shares in thousands, except per share amounts — Unaudited)

		Three Months Ended		Six Months Ended
		June 30	June 30	June 30	June 30
	Note	2006	2005	2006	2005

Revenues		$491,484	$301,605	$777,741	$424,455

Operating expenses		175,980	89,605	260,065	135,655
Depreciation and depletion		73,161	40,313	118,928	57,892

Earnings from mine operations		242,343	171,687	398,748	230,908
Corporate administration		10,679	6,784	19,227	10,792
Exploration		6,327	2,493	10,247	4,010

Earnings from operations		225,337	162,410	369,274	216,106

Other income (expense)
Interest and other income		6,606	2,552	9,636	5,465
Interest and finance fees		(11,773)	(61)	(13,008)	(108)
Stock option expense	10	(5,800)	(2,156)	(9,199)	(7,476)
Loss on foreign exchange		(1,089)	(2,150)	(1,304)	(3,353)
Non-hedge derivative loss	8	(11,780)	—	(11,780)	—
Gain (loss) on marketable securities		(167)	(1,147)	2,388	1,444
Dilution gain	9	61,095	—	61,095	—
Corporate transaction costs		—	(540)	—	(3,439)

		37,092	(3,502)	37,828	(7,467)

Earnings before taxes and non-controlling interests		262,429	158,908	407,102	208,639
Income and mining taxes		(61,482)	(57,677)	(108,089)	(73,714)
Non-controlling interests	9	(10,538)	(3,201)	(16,203)	(7,406)

Net earnings		$190,409	$98,030	$282,810	$127,519

Earnings per share	10
Basic		$0.50	$0.30	$0.78	$0.44
Diluted		0.49	0.28	0.77	0.40

Weighted average number of shares outstanding
Basic		381,274	330,114	361,229	290,335
Diluted		386,951	355,721	366,377	315,881
The accompanying notes form an integral part of these unaudited consolidated financial statements
24  |     goldcorp

Second Quarter Report — 2006
Consolidated Balance Sheets
(US dollars in thousands – Unaudited)

		June 30	December 31
	Note	2006	2005

Assets
Current
Cash and cash equivalents		$264,609	$562,188
Marketable securities (market value: $12,132; 2005 – $16,086)		8,236	11,264
Accounts receivable		150,671	75,160
Inventories and stockpiled ore		121,366	77,182
Future income and mining taxes		19,258	26,558
Income and mining taxes receivable		2,912	2,774
Other		18,526	17,225

		585,578	772,351
Mining interests	5	5,159,619	2,980,762
Silver contracts	6	355,051	74,639
Goodwill	5	689,579	142,654
Long-term investments (market value: $103,365; 2005 – $41,056)		90,483	33,563
Stockpiled ore		65,965	51,063
Other		23,194	10,950

		$6,969,469	$4,065,982

Liabilities
Current
Accounts payable and accrued liabilities		$175,847	$97,523
Income and mining taxes payable		86,650	93,287
Current portion of long-term debt	7	100,000	—
Current derivative instrument liability	8	6,539	—

		369,036	190,810
Derivative instrument liability	8	5,241	—
Future income and mining taxes		1,303,836	728,079
Long-term debt	7	750,000	—
Reclamation and closure cost obligations		138,052	57,724
Future employee benefits and other		8,205	7,005

		2,574,370	983,618

Non-controlling interests	9	253,842	108,601

Shareholders’ Equity	10
Capital stock		3,571,208	2,653,751
Cumulative translation adjustment		101,927	101,927
Retained earnings		468,122	218,085

		4,141,257	2,973,763

		$6,969,469	$4,065,982

Commitments (note 13)
Subsequent event (note 14)
The accompanying notes form an integral part of these unaudited consolidated financial statements
goldcorp     |  25

Financial review
Consolidated Statements of Cash Flows
(US dollars in thousands — Unaudited)

		Three Months Ended		Six Months Ended
		June 30	June 30	June 30	June 30
	Note	2006	2005	2006	2005

Operating activities
Net earnings		$190,409	$98,030	$282,810	$127,519
Reclamation expenditures		(2,207)	(1,415)	(3,469)	(1,526)
Items not affecting cash
Depreciation and depletion		73,161	40,313	118,928	57,892
Stock option expense		5,800	2,156	9,199	7,476
(Gain) loss on marketable securities, net		167	1,147	(2,388)	(1,444)
Future income and mining taxes		2,444	(6,225)	(754)	(2,119)
Future employee benefits		604	1,704	1,213	2,735
Non-controlling interests		10,538	3,201	16,203	7,406
Dilution gain		(61,095)	—	(61,095)	—
Non-hedge derivative loss		11,780	—	11,780	—
Other		7,325	2,924	7,224	2,642
Change in non-cash operating working capital	11	1,195	22,035	(65,176)	43,533

Net cash provided by operating activities		240,121	163,870	314,475	244,114

Investing activities
Mining interests	12	(96,621)	(68,352)	(163,377)	(116,621)
Acquisitions	11	(1,347,681)	(8,172)	(1,606,193)	62,436
Silver contracts	6	(40,000)	—	(285,289)	—
Long-term investments		(22,746)	—	(56,920)	—
Purchase of marketable securities		(44)	(5,268)	(44)	(8,205)
Proceeds from sale of marketable securities		858	4,801	6,082	15,479
Other		(2,026)	(176)	(3,987)	(187)

Net cash used in investing activities		(1,508,260)	(77,167)	(2,109,728)	(47,098)

Financing activities
Long-term debt borrowings, net of repayments	7	730,000	—	850,000	—
Debt issue costs		(1,746)	—	(2,812)	—
Common shares issued, net		478,630	12,231	506,144	13,340
Shares issued by subsidiary to non-controlling interests		171,742	120	175,152	3,312
Dividends paid to common shareholders		(17,425)	(15,213)	(32,773)	(120,518)

Net cash provided by (used in) financing activities		1,361,201	(2,862)	1,495,711	(103,866)

Effect of exchange rate changes on cash and cash equivalents		1,951	(1,964)	1,963	(5,682)

Increase (decrease) in cash and cash equivalents		95,013	81,877	(297,579)	87,468
Cash and cash equivalents, beginning of period		169,596	338,966	562,188	333,375

Cash and cash equivalents, end of period		$264,609	$420,843	$264,609	$420,843

Cash and cash equivalents is comprised of:
Cash				$128,631	$49,372
Short-term money market investments				135,978	371,471

				$264,609	$420,843

The accompanying notes form an integral part of these unaudited consolidated financial statements
26  |     goldcorp

Second Quarter Report — 2006
Consolidated Statements of Shareholders’ Equity
(US dollars, shares and warrants in thousands — Unaudited)

	Capital Stock
			Share		Cumulative
	Common Shares		Purchase	Stock	Translation	Retained
	Shares	Amount	Warrants	Options	Adjustment	Earnings	Total

At January 1, 2005	189,980	$363,246	$16,110	$7,347	$107,741	$83,405	$577,849
Issued pursuant to Wheaton acquisition	143,771	1,887,431	290,839	30,794	—	—	2,209,064
Stock options exercised and restricted share units issued	2,556	32,224	—	(7,647)	—	—	24,577
Share purchase warrants exercised	3,335	39,824	(20,121)	—	—	—	19,703
Fair value of stock options issued and vested, and restricted share units vested	—	—	—	13,938	—	—	13,938
Share issue costs	—	(234)	—	—	—	—	(234)
Dividends declared	—	—	—	—	—	(151,018)	(151,018)
Unrealized loss on translation of non-US dollar denominated accounts	—	—	—	—	(5,814)	—	(5,814)
Net earnings	—	—	—	—	—	285,698	285,698

At December 31, 2005	339,642	$2,322,491	$286,828	$44,432	$101,927	$218,085	$2,973,763
Issued pursuant to acquisition of Virginia Gold Mines Inc	19,310	398,332	3,585	—	—	—	401,917
Stock options exercised and restricted share units issued	4,873	70,808	—	(16,091)	—	—	54,717
Share purchase warrants exercised	54,208	745,343	(287,102)	—	—	—	458,241
Fair value of new warrants issued		(38,932)	38,932	—	—	—	—
Fair value of stock options issued and vested, and restricted share units issued and vested	—	—	—	7,739	—	—	7,739
Share issue costs	—	(5,157)	—	—	—	—	(5,157)
Dividends declared	—	—	—	—	—	(32,773)	(32,773)
Net earnings	—	—	—	—	—	282,810	282,810

At June 30, 2006	418,033	$3,492,885	$42,243	$36,080	$101,927	$468,122	$4,141,257

Shareholders’ Equity (note 10)
The accompanying notes form an integral part of these unaudited consolidated financial statements
goldcorp     |  27

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in thousands, except where noted — Unaudited)
Notes to the Consolidated Financial Statements
Three and Six Months Ended June 30, 2006
1.	DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Goldcorp Inc (“Goldcorp” or “the Company”) is a leading gold producer engaged in gold mining and related activities including exploration, extraction, processing and reclamation. As a result of the 2005 acquisition of Wheaton River Minerals Ltd (“Wheaton”), the Company’s assets are comprised of the Red Lake gold mine in Canada, a 37.5% interest in the Alumbrera gold/copper mine in Argentina, the Luismin gold/silver mines in Mexico, the Amapari gold mine in Brazil, the Peak gold mine in Australia, and the Wharf gold mine in the United States. Significant development projects include the expansion of the existing Red Lake mine, Los Filos gold project in Mexico and the Éléonore gold project in Canada (note 3). Goldcorp also owns a 57% interest in Silver Wheaton Corp (“Silver Wheaton”), a publicly traded silver mining company (note 9). In addition, on May 12, 2006, the Company acquired certain assets from Barrick Gold Corporation (“Barrick”) following Barrick’s acquisition of Placer Dome Inc. (“Placer Dome”), including Placer Dome’s interests in the Campbell, Porcupine and Musselwhite gold mines in Canada, the La Coipa gold/silver mine in Chile, and the Pueblo Viejo development project in Dominican Republic (note 4).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements. The accompanying unaudited interim consolidated financial statements should be read in conjunction with the notes to the Company’s audited consolidated financial statements for the year ended December 31, 2005, as they do not contain all disclosures required by Canadian GAAP for annual financial statements.

In the opinion of management, all adjustments (including reclassifications and normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at June 30, 2006, and for all periods presented, have been made. The interim results are not necessarily indicative of results for a full year.
(a)	Basis of presentation and principles of consolidation

These unaudited interim consolidated financial statements include the accounts of the Company and all of its subsidiaries and investments.
28  |     goldcorp

Second Quarter Report — 2006
(in United States dollars, tabular amounts in thousands, except where noted — Unaudited)
     The principal mining properties of Goldcorp at June 30, 2006, are listed below:

		Ownership		Operations and
Mining properties	Location	interest	Status	development projects owned

Red Lake mines (“Red Lake”) (2)	Canada	100%	Consolidated	Red Lake and Campbell complexes
Minera Alumbrera Ltd (“Alumbrera”) (1)	Argentina	37.5%	Proportionately	Alumbrera mine
			consolidated
Musselwhite mine (“Musselwhite”)(2)	Canada	68%	Proportionately	Musselwhite mine
			consolidated
Porcupine Joint Venture (“Porcupine”)(2)	Canada	51%	Proportionately	Porcupine mine
			consolidated
Luismin SA de CV (“Luismin”) (1)	Mexico	100%	Consolidated	San Dimas, San Martin and
				Nukay mines and Los Filos gold
				project
Mineraçao Pedra Branco do Amapari Ltda (“Amapari”)(1)	Brazil	100%	Consolidated	Amapari mine
Peak Gold Mines Pty Ltd (“Peak”) (1)	Australia	100%	Consolidated	Peak mine
Wharf gold mine (“Wharf”)	United States	100%	Consolidated	Wharf mine
La Coipa mine (“La Coipa”)(2)	Chile	50%	Proportionately	La Coipa mine
			consolidated
Les Mines Opinaca Ltée (“Éléonore”) (3)	Canada	100%	Consolidated	Éléonore gold project
Silver Wheaton Corp (“Silver Wheaton”) (1) (4)	Canada	57%	Consolidated	Silver contracts in Mexico,
				Sweden and Peru
Pueblo Viejo mine (“Pueblo Viejo”)(2)	Dominican Republic	40%	Equity investment	Pueblo Viejo gold project

(1)	The results of Goldcorp include an 82% interest in the subsidiaries and investments of Wheaton from February 15 to April 15, 2005 and 100% thereafter.

(2)	The results of Goldcorp include the acquired Placer Dome assets from Barrick from May 12, 2006 onward (note 4).

(3)	The results of Goldcorp include Éléonore gold project from March 31, 2006, the date of acquisition, onwards (note 3).

(4)	On April 20, 2006, Goldcorp’s interest in Silver Wheaton was diluted to 57% upon the issuance of equity by Silver Wheaton to non-controlling interests (note 9).
All intercompany transactions and balances have been eliminated.

(b)	Comparative amounts

Certain comparative information has been reclassified to conform to the current period’s presentation.
3.	ASSET ACQUISITION – ÉLÉONORE GOLD PROJECT

On March 31, 2006, the Company completed the acquisition of the Éléonore gold project and Virginia Gold Mines Inc (“Virginia”).

Goldcorp issued 19.3 million common shares at a price of $20.63 per share. This issue price is the five-day average share price of Goldcorp common shares at December 5, 2005, the date of announcement. Total value allocated to mining interests including a future income tax adjustment, equals $702 million.

Under the agreement, shareholders of Virginia received 0.4 of a Goldcorp common share and 0.5 of a share in a new public exploration company (Virginia Mines Inc “New Virginia”) for each issued and outstanding Virginia share. New Virginia holds all other assets of Virginia including net working capital, cash received prior to closing from the exercise of Virginia options and warrants, non-Éléonore exploration assets, and a sliding scale 2% net smelter return royalty on the Éléonore project.
goldcorp     |  29

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in thousands, except where noted – Unaudited)
4.	BUSINESS COMBINATION – PLACER DOME MINING ASSETS

On October 30, 2005, Goldcorp entered into an agreement with Barrick to acquire certain of Placer Dome’s Canadian and other mining assets and interests upon Barrick’s successful acquisition of Placer Dome. On March 15, 2006, Barrick acquired 100% of the outstanding shares of Placer Dome for approximately $10.0 billion in shares and cash. On May 12, 2006, Goldcorp completed the agreement with Barrick for cash of approximately $1.6 billion. The acquisition was funded with a $250 million advance payment paid in January 2006 from cash on hand. The remainder was paid upon closing by drawing down on credit facilities (note 7) in the amount of $1.3 billion and cash on hand. Goldcorp has acquired Placer Dome’s interests in the Campbell (100%), Porcupine (51%) and Musselwhite (68%) gold mines in Canada, and the La Coipa (50%) gold/silver mine in Chile. Goldcorp has also acquired a 40% interest in the Pueblo Viejo gold development project in the Dominican Republic, together with Placer Dome’s interests in its Canadian exploration properties, including the Mount Milligan copper/gold deposit in British Columbia. On July 24, 2006, Goldcorp sold certain of its Canadian exploration interests to Terrane Metals Corp (note 14).

This business combination has been accounted for as a purchase transaction, with Goldcorp being identified as the acquirer and the Placer Dome operations as the acquiree. These interim unaudited consolidated financial statements include the Placer Dome operating results for the period May 12, 2006 to June 30, 2006. The preliminary allocation of the purchase price of the Placer Dome operations is summarized in the following table and is subject to adjustment:

Purchase price, subject to final adjustments
Cash	$1,589,932
Acquisition costs	9,910

$1,599,842

Net assets acquired
Current assets	$54,799
Other assets	13,546
Mining interest	1,389,775
Current liabilities	(56,342)
Future income tax liabilities	(273,641)
Reclamation and closure cost obligations	(80,690)
Goodwill	552,395

$1,599,842

For the purposes of these interim unaudited consolidated financial statements, the purchase consideration has been allocated on a preliminary basis to the fair value of assets acquired and liabilities assumed, with goodwill assigned to a specific reporting unit, based on management’s best estimates and taking into account all available information at the time of acquisition as well as applicable information at the time these interim unaudited consolidated financial statements were prepared. Goldcorp will continue to review information and perform further analysis with respect to these assets, including an independent valuation, prior to finalizing the allocation of the purchase price. This process will be performed in accordance with the recent accounting pronouncement relating to “Mining Assets – Impairment and Business Combination” (Emerging Issue Committee Abstract 152). Although the results of this review are presently unknown, it is anticipated that it may result in a change to the amount assigned to goodwill and a change to the value attributable to tangible assets.
30  |     goldcorp

Second Quarter Report — 2006
(in United States dollars, tabular amounts in thousands, except where noted — Unaudited)
5.	MINING INTERESTS

	June 30, 2006			December 31, 2005
		Accumulated			Accumulated
		depreciation and			depreciation
	Cost	depletion	Net	Cost	and depletion	Net

Mining properties	$4,436,877	$303,583	$4,133,294	$2,532,984	$205,223	$2,327,761
Plant and equipment	1,182,916	156,591	1,026,325	794,895	141,894	653,001

	$5,619,793	$460,174	$5,159,619	$3,327,879	$347,117	$2,980,762

A summary by property of the net book value is as follows:

	Mining properties
				Plant and	June 30	December 31
	Depletable	Non-depletable	Total	equipment	2006	2005

Red Lake, Canada (iii)	$322,893	$256,946	$579,839	$198,320	$778,159	$289,492
Alumbrera mine, Argentina	412,800	—	412,800	275,953	688,753	724,663
Luismin mines, Mexico (ii)	176,380	607,198	783,578	86,765	870,343	842,670
Amapari mine, Brazil	64,278	120,883	185,161	85,018	270,179	268,732
Peak mine, Australia	38,594	103,767	142,361	25,978	168,339	169,025
Los Filos project, Mexico	—	367,611	367,611	118,439	486,050	421,820
El Limón and other projects, Mexico	—	254,217	254,217	1,995	256,212	256,212
Wharf mine, United States	4,153	—	4,153	—	4,153	6,185
Éléonore gold project, Canada	—	705,113	705,113	—	705,113	—
Porcupine, Canada (iii)	6,449	25,782	32,231	97,972	130,203	—
Musselwhite, Canada (iii)	75,011	47,569	122,580	72,133	194,713	—
La Coipa, Chile (iii)	55,709	136,760	192,469	61,690	254,159	—
Pueblo Viejo, Dominican Republic (i, iii)	—	188,933	188,933	—	188,933	—
Canadian exploration properties (iii)	—	161,290	161,290	—	161,290	—
Corporate and other	958	—	958	2,062	3,020	1,963

	$1,157,225	$2,976,072	$4,133,294	$1,026,325	$5,159,619	$2,980,762

(i)	Equity investment

(ii)	Included in the carrying value of Luismin mines is the value of mining properties attributable to the Silver Wheaton silver contract of the following amounts:

	Mining properties
				Plant and	June 30	December 31
	Depletable	Non-depletable	Total	equipment	2006	2005
Silver interests (note 9)	$56,534	$158,787	$215,321	—	$215,321	$200,021

(iii)	The net book values have been allocated on a preliminary basis according to the fair value of the Placer Dome mining assets acquired, which may result in a change to the amount assigned to goodwill and a change to the value attributable to tangible assets upon finalization of the purchase price.
The goodwill allocated to the Company’s reporting units and included in the respective operating segment assets is shown below:

	June 30	December 31
	2006	2005

Red Lake (iii)	$552,395	$—
Luismin	74,252	74,252
Silver Wheaton	62,932	68,402

	$689,579	$142,654

goldcorp     |  31

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in thousands, except where noted — Unaudited)
6.	SILVER CONTRACTS

	June 30, 2006			December 31, 2005
		Accumulated			Accumulated
	Cost	amortization	Net	Cost	Amortization	Net

Zinkgruvan	$77,919	$4,928	$72,991	$77,919	$3,280	$74,639
Yauliyacu	285,292	3,232	282,060	—	—	—

	$363,211	$8,160	$355,051	$77,919	$3,280	$74,639

(a)	On March 23, 2006, Silver Wheaton entered into an agreement to purchase 4.75 million ounces of silver per year for a period of 20 years, based on the production from Glencore International AG’s (“Glencore”) Yauliyacu mining operations in Peru, for an upfront payment of $285 million, comprised of $245 million in cash and a $40 million promissory note (note 7). In addition, a cash payment of $3.90 per ounce of silver delivered under the contract is due (subject to an inflationary adjustment commencing in 2009).

(b)	Silver Wheaton has an agreement to purchase all of the silver produced by Lundin Mining Corporation’s Zinkgruvan mine in Sweden for a per ounce cash payment of the lesser of $3.90 and the prevailing market price, subject to adjustment. The carrying value of the silver contract at June 30, 2006 is $72,991,000 which is being amortized to operations on a unit-of-sale basis.
7.	BANK CREDIT FACILITIES AND PROMISSORY NOTES
(a)	In 2005, Goldcorp entered into a $500 million revolving credit facility with a syndicate of five lenders. The facility is unsecured and available to finance acquisitions and for general corporate purposes. Amounts drawn incur interest at LIBOR plus 0.625% to 1.125% per annum dependent upon the Company’s leverage ratio, increasing by an additional 0.125% per annum if the total amount drawn under this facility exceeds $250 million. Undrawn amounts are subject to a 0.15% to 0.25% per annum commitment fee dependent on the Company’s leverage ratio. All amounts drawn are required to be refinanced or repaid by July 29, 2010. As at June 30, 2006, this facility was fully drawn to fund the acquisition of certain Placer Dome assets (note 4).

(b)	On May 12, 2006, the Company entered into two credit facilities comprising of a $550 million bridge facility and a $350 million revolving credit facility. Both facilities are unsecured, and amounts drawn down will incur interest at LIBOR plus 0.625% to 1.125% per annum dependent upon the Company’s leverage ratio, increasing by an additional 0.125% per annum if the total amount drawn under either facility exceeds 50% of the facility amount. Undrawn amounts will be subject to a 0.15% to 0.25% per annum commitment fee dependent on the Company’s leverage ratio. Proceeds raised from the early exercise of the warrants (note 10(a)) are required to repay the $550 million bridge facility and repayment may not be reborrowed. Amounts drawn on the $350 million facility will be required to be refinanced or repaid by May 11, 2008. As at June 30, 2006, $250 million of debt is outstanding on the $350 million credit facility. Debt of $100 million is outstanding on the bridge facility which is required to be repaid by May 9, 2007.

(c)	The Company has an Aus$5,000,000 ($3,711,000), unsecured, revolving working capital facility for its Peak mine operations of which $nil was drawn down at June 30, 2006. The loan bears interest related to the Australian Treasury Bill rate plus 1.5% per annum.

(d)	In March 2006, Silver Wheaton entered into a credit agreement comprising a $100 million non-revolving term loan (the “Term Loan”) and a $25 million revolving loan (the “Revolving Loan”). The Revolving Loan is for a period of five years and the Term Loan is to be repaid in equal installments over a period of four years, however, prepayments are allowed at any time. The interest rate on each of these loans is based on LIBOR plus a spread determined by Silver Wheaton’s leverage ratio. Both the Term Loan and the Revolving Loan are secured against Silver Wheaton’s assets including the Luismin, Zinkgruvan and
32  |     goldcorp

Second Quarter Report — 2006
(in United States dollars, tabular amounts in thousands, except where noted — Unaudited)
Yauliyacu silver purchase contracts. The facility was fully repaid as at June 30, 2006 from the proceeds of a C$200 million public offering completed by Silver Wheaton on April 20, 2006 (note 9).

(e)	On March 23, 2006, as partial consideration for entering into the Yauliyacu silver purchase contract (note 6), Silver Wheaton issued a $40 million promissory note to Glencore, bearing interest at 3% per annum and due on July 21, 2006. The promissory note was repaid from the proceeds of the public offering completed by Silver Wheaton on April 20, 2006 (note 9).
8.	DERIVATIVE INSTRUMENTS

Commencing in April 2006, the Company uses copper forward contracts to mitigate the risk of copper price changes on copper sales at the Alumbrera Mine. These contracts do not meet the definition of an effective hedge and consequently changes in the fair values of these contracts are recorded in earnings.

The Company entered into 66 million pounds of copper forward contracts on its 2007 production at a blended rate of $2.91 per pound and also entered into 30 million pounds of copper forward contracts on its 2008 production at a blended rate of $2.55 per pound. All contracts are monthly swaps, cash settled, based on the London Metal Exchange Cash Settlement price for the month. The fair value of these contracts resulted in a $6,539,000 current liability and a $5,241,000 long-term liability as at June 30, 2006. The loss in fair value of these contracts in the amount of $11,780,000 has been recognized in earnings during the period.

9.	NON-CONTROLLING INTERESTS

As a result of the Wheaton acquisition on February 14, 2005, Goldcorp acquired Wheaton’s 65% ownership of its subsidiary, Silver Wheaton. This interest decreased to 59% in December 2005 following the issuance of additional shares by Silver Wheaton to non-controlling interests. On March 30, 2006, Goldcorp and Silver Wheaton amended the silver purchase contract, increasing the minimum number of ounces of silver to be delivered over the 25 year period by 100 million ounces, to 220 million ounces, and waiving any capital expenditure contributions previously required to be paid by Silver Wheaton. In consideration for these amendments, Silver Wheaton issued to Goldcorp 18 million common shares, valued at the February 13, 2006 closing price of $6.42 per share, and a $20 million non-interest bearing promissory note due on March 30, 2007. As a result, at March 30, 2006, Goldcorp owned 62% of Silver Wheaton’s common shares. This transaction resulted in an increase to mining interests of $46,613,000, an increase to future income tax liabilities of $14,290,000, and an increase in non-controlling interests of $32,323,000.

On April 20, 2006, Silver Wheaton closed a C$200 million public offering of 16.7 million common shares at a price of C$12.00 per share. This transaction resulted in a decrease in Goldcorp’s ownership in Silver Wheaton from 62% to 57%. This dilution of the Company’s interest gave rise to an increase in non-controlling interest of $93,305,000 and a dilution gain of $61,095,000, which has been recognized in earnings for the current quarter.

The detail of this non-controlling interest in Silver Wheaton is as follows:

At January 1, 2006		$108,601
Shares issued to non-controlling interests, net	$3,410
Add: increase in net assets attributable to Goldcorp	32,323	35,733

		144,334
Shares issued to non-controlling interests, net	$171,472
Less: decrease in net assets attributable to Goldcorp	(98,128)
Add: book value of dilution of Goldcorp’s share of net assets	19,961	93,305

		237,639
Share of net earnings of Silver Wheaton		16,203

At June 30, 2006		$253,842

goldcorp     |  33

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in thousands, except where noted — Unaudited)
10.	SHAREHOLDERS’ EQUITY

	June 30	December 31
	2006	2005

Common shares	$3,492,885	$2,322,491
Share purchase warrants (a)	42,243	286,828
Stock options (b)	36,080	44,432

	$3,571,208	$2,653,751

At June 30, 2006, the Company had 418,033,000 common shares outstanding (December 31, 2005 – 339,642,000). Refer to the Consolidated Statements of Shareholders’ Equity for movement in capital stock.
(a)	Share Purchase Warrants

On March 21, 2006, the Company proposed the issuance of new common share purchase warrants (“New Warrants”) in exchange for the early exercise of the five existing series of warrants (“Existing Warrants”). On June 12, 2006, over 92% of Existing Warrant holders had exercised their warrants during the early exercise period giving rise to net proceeds of $454.9 million which were subsequently used to pay down credit facilities drawn down to fund the previously completed acquisition of certain assets of Placer Dome from Barrick (note 7). Pursuant to this transaction, the remaining Existing Warrant holders had their warrants automatically exchanged, without any further action on the part of the warrant holder (including payment of any consideration), for (i) a fraction of a common share equivalent in value to the intrinsic (in-the-money) value of such Existing Warrant calculated with reference to the price of Goldcorp common shares for the five trading days immediately preceding the expiry of the early exercise period, and (ii) one half of the fraction of a New Warrant issued to holders of Existing Warrants who exercised during the early exercise period.

Each of the 8,441,000 New Warrants issued by the Company entitles the holder to purchase at any time one common share of Goldcorp at an exercise price of C$45.75 until June 9, 2011. The New Warrants trade on the Toronto Stock Exchange and the New York Stock Exchange.

All Existing Warrants were de-listed from the Toronto and New York stock exchanges.

As at June 30, 2006, as a result of the Virginia acquisition (note 3), there also exist 695,000 Virginia warrants convertible into 277,000 Goldcorp shares at an average exercise price of $4.81, with expiration dates of September 11, 2006.

(b)	Stock Options

The Company has a 2005 Stock Option Plan which allows for up to 12.5 million stock options, with a maximum exercise period of ten years, to be granted to employees, officers and consultants. Of the 11,967,000 outstanding stock options at June 30, 2006, 8,113,000 relate to options granted under the 2005 Stock Option Plan.

The Company granted 2,661,000 stock options during the three months ended June 30, 2006, which vest over a period of three years, are exercisable at prices ranging from C$30.95 to C$33.60 per option, expire in 2016, and have a total fair value of $19,868,000. During the first quarter of 2006, the Company granted 595,000 stock options which vest over a period of three years, are exercisable at prices ranging from C$28.84 to C$30.55 per option, expire in 2016, and have a total fair value of $3,969,000.

The fair value of the options on the date of grant is determined by using an option pricing model with the following weighted average assumptions: risk-free interest rate of 4.5%, dividend yield of <1%, volatility factor of 30%, and an expected life of the options of four years. The fair value of the options is expensed over the vesting period of the options.
34  |     goldcorp

Second Quarter Report — 2006
(in United States dollars, tabular amounts in thousands, except where noted — Unaudited)
Compensation expense of $4,231,000 has been recognized during the quarter (six months ended June 30, 2006 – $7,443,000). In addition stock option expense of $963,000 was recognized by Silver Wheaton during the quarter (six months ended June 30, 2006 – $1,074,000).

A summary of changes in outstanding stock options is as follows:

		Weighted
		Average
	Outstanding	Exercise Price

At January 1, 2005	6,144	C$13.98
Issued in connection with acquisition of Wheaton	4,917	9.52
Granted	5,095	19.31
Exercised	(2,545)	10.11
Cancelled	(34)	17.66

At December 31, 2005	13,577	15.08
Granted	3,256	30.94
Exercised	(4,852)	12.86
Cancelled	(14)	23.39

At June 30, 2006	11,967	20.28

The following table summarizes information about the options outstanding at June 30, 2006:

	Options Outstanding			Options Exercisable
			Weighted	Options		Weighted
			Average	Outstanding		Average
	Options	Weighted	Remaining	and	Weighted	Remaining
	Outstanding	Average	Contractual	Exercisable	Average	Contractual
Exercise Prices (C$)	(000’s)	Exercise Price	Life (years)	(000’s)	Exercise Price	Life (years)

$2.05 – $4.98	366	C$ 3.64	2.7	366	C$ 3.64	2.7
$5.60 – $7.68	517	6.49	2.0	517	6.49	2.0
$11.40 – $14.80	1,781	12.95	3.1	1,781	12.95	3.1
$15.00 – $18.50	1,147	17.09	7.4	1,147	17.09	7.4
$19.06 – $19.46	4,806	19.23	9.0	2,027	19.23	9.0
$23.39 – $23.80	94	23.44	9.1	19	23.44	9.1
$28.84 – $30.95	3,006	30.71	9.9	—	30.71	9.9
$33.60	250	33.60	9.9	—	33.60	9.9

	11,967	C$20.28	7.7	5,857	C$14.81	5.9

(c)	Restricted Share Units

The Company has a Restricted Share Unit Plan which allows for up to 500,000 restricted share units (“RSU’s”) to be granted to employees, directors and consultants.

A total of 61,500 RSU’s have been issued to an employee and non-executive directors of the Company during the six months ended June 30, 2006 (six months ended June 30, 2005 – 31,500). These instruments vest over a period of up to three years from the grant date.

The Company will record compensation expense totaling $2,151,000 over the vesting periods. Compensation expense of $606,000 has been recognized during the second quarter (six months ended June 30, 2006 – $682,000).
goldcorp     |  35

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in thousands, except where noted – Unaudited)
    (d) Diluted Earnings per Share
The following table sets forth the computation of diluted earnings per share:

	Three Months Ended		Six Months Ended
	June 30	June 30	June 30	June 30
	2006	2005	2006	2005

Earnings available to common shareholders	$190,409	$98,030	$282,810	$127,519

Basic weighted-average number of shares outstanding	381,274	330,114	361,229	290,335
Effect of dilutive securities:
Stock options	5,013	3,117	4,492	3,106
Warrants	605	22,458	598	22,408
Restricted share units	59	32	59	32

Diluted weighted-average number of shares outstanding	386,951	355,721	366,377	315,881

Earnings per share
Basic	$0.50	$0.30	$0.78	$0.44
Diluted	$0.49	$0.28	$0.77	$0.40
In the six months ended June 30, 2006, 8441,000 share purchase warrants were excluded from the computation of diluted earnings per share because the exercise prices exceeded the average fair market value of the common shares for the period (six months ended June 30, 2005 – 6,762,000 stock options).

11.	SUPPLEMENTAL CASH FLOW INFORMATION

		Three Months Ended		Six Months Ended
		June 30	June 30	June 30	June 30
	Note	2006	2005	2006	2005

Change in non-cash operating working capital
Accounts receivable		(31,971)	5,093	(67,571)	2,553
Income and mining taxes receivable		(138)	2,013	(138)	12,269
Inventories and stockpiled ore		10,761	(9,384)	561	(5,568)
Accounts payable and accrued liabilities		16,524	(15,710)	19,526	(8,404)
Income and mining taxes payable		5,790	3,855	(18,288)	6,501
Other		229	36,168	734	36,182

		$1,195	$22,035	$(65,176)	$43,533

Acquisitions, net of cash acquired
Placer Dome	4	(1,347,681)	—	(1,599,842)	—
Virginia Gold Mines	3	—	—	(6,351)	—
Wheaton		—	(8,172)	—	132,446
Bermejal		—	—	—	(70,010)

		$(1,347,681)	$(8,172)	$(1,606,193)	$62,436

36  |     goldcorp

Second Quarter Report — 2006
(in United States dollars, tabular amounts in thousands, except where noted — Unaudited)

	Three Months Ended		Six Months Ended
	June 30	June 30	June 30	June 30
	2006	2005	2006	2005

Non-cash financing and investing activities
New Warrants issued on the early exercise of Existing Warrants	$38,932	$—	$38,932	$—
Shares and warrants issued on acquisition of Virginia	—	—	401,917	—
Silver Wheaton promissory note issued to Glencore	—	—	40,000	—
Shares issued on acquisition of Wheaton	—	333,421	—	1,887,421
Warrants issued in exchange for those of Wheaton	—	50,839	—	290,839
Stock options issued in exchange for those of Wheaton	—	12,794	—	30,794
Operating activities included the following cash payments
Interest paid	$7,206	$—	$7,381	$—
Income taxes paid	64,602	58,317	138,887	58,406
12.	SEGMENTED INFORMATION

The Company’s reportable operating segments are summarized in the table below.

	Three Months Ended June 30, 2006
			Earnings	Expenditures
		Depreciation	(loss) from	for mining
	Revenues	and depletion	operations	interests

Red Lake(1)	$93,767	$9,453	$53,456	$25,683
Alumbrera	229,962	24,442	143,517	5,236
Luismin	44,096	12,582	13,302	49,109
Amapari	12,340	3,817	(6,677)	3,341
Peak	22,919	3,730	7,127	3,056
Wharf	9,747	2,339	1,841	148
Éléonore	—	—	—	3,514
Silver Wheaton	47,413	6,959	24,350	(4)
Porcupine(1)	15,340	2,212	3,402	3,261
Musselwhite(1)	15,074	2,276	1,864	1,594
La Coipa(1)	10,370	5,110	(1,539)	382
Corporate and Eliminations	(9,544)	241	(15,306)	1,301

	$491,484	$73,161	$225,337	$96,621

goldcorp     |  37

Notes to the Consolidated Financial Statements
(in United States dollars, tabular amounts in thousands, except where noted – Unaudited)

		Six Months Ended June 30, 2006
			Earnings	Expenditures	Total assets
		Depreciation	(loss) from	for mining	June 30
	Revenues	and depletion	operations	interests	2006

Red Lake (1)	$161,150	$14,408	$97,849	$43,985	$1,005,126
Alumbrera	354,929	43,081	221,945	7,170	980,972
Luismin	78,303	21,685	22,297	86,484	1,484,139
Amapari	24,910	7,504	(9,671)	8,985	295,195
Peak	45,530	8,431	14,216	6,413	191,907
Wharf	17,023	3,595	3,795	213	29,396
Éléonore	—	—	—	3,514	704,619
Silver Wheaton	73,124	10,385	35,652	—	750,612
Porcupine (1)	15,340	2,212	3,402	3,261	152,008
Musselwhite (1)	15,074	2,276	1,864	1,594	216,685
La Coipa (1)	10,370	5,110	(1,539)	382	381,451
Pueblo Viejo (1)	—	—	—	—	188,933
Canadian exploration properties (1)	—	—	—	—	161,290
Corporate and Eliminations	(18,012)	241	(20,536)	1,376	427,236

	$777,741	$118,928	$369,274	$163,377	$6,969,469

	Three Months Ended June 30, 2005
			Earnings	Expenditures
		Depreciation	(loss) from	for mining
	Revenues	and depletion	operations	interests

Red Lake	$176,939	$14,923	$129,144	$8,182
Alumbrera (2)	65,612	14,921	26,323	1,729
Luismin (2)	25,559	5,307	3,328	25,319
Amapari (2)	—	—	—	28,683
Peak (2)	12,326	2,482	2,138	4,171
Wharf	7,014	1,595	627	242
Silver Wheaton (2)	19,263	1,736	6,560	—
Corporate and Eliminations (2)	(5,108)	(651)	(5,710)	26

	$301,605	$40,313	$162,410	$68,352

	Six Months Ended June 30, 2005
			Earnings	Expenditures	Total assets
		Depreciation	(loss) from	for mining	December 31
	Revenues	and depletion	operations	interests	2005

Red Lake	$232,926	$19,741	$168,320	$29,184	$297,794
Alumbrera (2)	86,796	18,855	35,337	2,065	931,291
Luismin (2)	39,387	7,613	6,728	36,453	1,446,958
Amapari (2)	—	—	—	38,930	288,265
Peak (2)	20,354	3,337	3,846	7,894	146,362
Wharf	21,952	4,671	2,653	2,001	41,878
Silver Wheaton (2)	30,120	2,635	10,454	—	478,962
Corporate and Eliminations (2)	(7,080)	1,040	(11,232)	94	434,472

	$424,455	$57,892	$216,106	$116,621	$4,065,982

(1)	Includes results from May 12, 2006, the date of acquisition of certain Placer Dome assets.

(2)	Includes results from February 15, 2005, the date of acquisition of Wheaton.
38  |     goldcorp

Second Quarter Report — 2006
(in United States dollars, tabular amounts in thousands, except where noted — Unaudited)
The geographical distribution of the above segments is as follows:
•	Red Lake, Porcupine, Musselwhite, Éléonore and Corporate – Canada

•	Alumbrera – Argentina

•	Luismin – Mexico, Cayman Islands

•	Amapari – Brazil

•	Peak – Australia

•	La Coipa – Chile

•	Wharf – United States

•	Silver Wheaton – Canada, Cayman Islands

•	Pueblo Viejo – Dominican Republic
13.	COMMITMENTS

Commitments exist for capital expenditures of approximately $148 million.

14.	SUBSEQUENT EVENT

On July 24, 2006, Goldcorp completed the previously announced sale of Mt. Milligan and certain other Canadian exploration interests to Terrane Metals Corp. (“Terrane”, formerly Atlas Cromwell Ltd.) for 240 million convertible preferred shares of Terrane at a deemed price of C$0.50 per share. Goldcorp acquired their exploration interests from Barrick in May 2006. The preferred shares are convertible into common shares of Terrane at the option of Goldcorp at any time without any further consideration. On an as-converted basis, Goldcorp would own an approximate 81% equity interest in Terrane’s issued and outstanding shares and an approximate 75% on a fully diluted basis. Goldcorp will be required to consolidate Terrane’s results of operations from the date of sale.
goldcorp     |  39

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Deloitte & Touche LLP
Vancouver, BC
DIRECTORS
David Beatty
Lawrence Bell
John Bell
Beverley Briscoe
Peter Dey
Douglas Holtby, Chairman
Antonio Madero
Donald Quick
Michael Stein
Ian Telfer
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Ian Telfer
President & Chief Executive Officer
Russell Barwick
Executive Vice-President & Chief Operating Officer
Lindsay Hall
Executive Vice-President & Chief Financial Officer
Eduardo Luna
Executive Vice-President & President, Luismin SA de CV
Julio Carvalho
Executive Vice-President, Central and South America
Steve Reid
Executive Vice-President, Canada and the United States
STOCK EXCHANGE LISTING
Toronto Stock Exchange:   G
New York Stock Exchange:        GG
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CIBC Mellon Trust Company
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